As filed with the Securities and Exchange Commission on March 9, 2001
Registration No. 333-55136

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BALLY TOTAL FITNESS HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**7991**	**36-3228107**
(State or other jurisdiction of incorporation or organization)	**(Primary Standard Industrial Classification Code Number)**	**(I.R.S. Employer Identification Number)**

8700 West Bryn Mawr Avenue
Chicago, Illinois, 60631
(773) 380-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

LEE S. HILLMAN
Bally Total Fitness Holding Corporation
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 380-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

IRV BERLINER KAHN, KLEINMAN, YANOWITZ & ARNSON CO. L.P.A. TOWER AT ERIEVIEW, SUITE 2600 1301 EAST NINTH STREET CLEVELAND, OHIO 44114-1823 (216) 696-3311	MARC D. BASSEWITZ LATHAM & WATKINS SEARS TOWER, SUITE 5800 233 S. WACKER DRIVE CHICAGO, ILLINOIS 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8 (a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated March 9, 2001

P R O S P E C T U S

4,000,000 Shares



Bally Total Fitness Holding Corporation
Common Stock

Bally Total Fitness Holding Corporation is selling 1,408,821 shares and the Estate of Arthur M. Goldberg and a partnership 94% beneficially owned by the Estate are selling an additional 2,591,179 shares. Bally will not receive any of the proceeds from the sale of shares being sold by the selling stockholders, except upon the exercise of the warrants to purchase common stock held by the Estate.

Our common stock is traded on the New York Stock Exchange under the symbol "BFT". On March 6, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $29.60 per share.

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Bally	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 600,000 shares from Bally, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about   , 2001.

Merrill Lynch & Co.   Deutsche Banc Alex. Brown

Banc of America Securities LLC
William Blair & Company
CIBC World Markets
Jefferies & Company, Inc.

The date of this prospectus is   , 2001.



Club Locations
(Alphabetical by Metropolitan Region):

Akron-Canton, OH
Atlanta, GA
Baltimore, MD
Boston-Worcester, MA
Buffalo, NY
Charlotte, NC
Chicago, IL
Cincinnati, OH
Cleveland, OH
Colorado Springs, CO
Columbus, OH
Dallas-Ft. Worth, TX
Dayton, OH
Denver, CO
Detroit, MI
Fresno, CA
Hartford-New Haven, CT
Houston, TX
Indianapolis, IN
Kansas City, MO and KS
Knoxville, TN
Los Angeles-Long Beach, CA
Madison, WI
Miami-Ft. Lauderdale, FL
Milwaukee, WI
Minneapolis-St. Paul, MN
New York, NY

Norfolk-Virginia Beach, VA
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Portland, OR
Providence, RI
Rochester, NY
Rockford, IL
Salt Lake City, UT
San Antonio, TX
San Diego, CA
San Francisco-San Jose, CA
Seattle-Tacoma, WA
St. Louis, MO
Tampa, FL
Toledo, OH
Toronto, Ontario
Tucson, AZ
Tulsa, OK
Washington, D.C.
West Palm Beach, FL

Franchised Locations:

Albany, NY
Binghamton, NY
Syracuse, NY



TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters' overallotment option is not exercised and the terms "Bally," "we," "us," and "our" refer to Bally Total Fitness Holding Corporation and, where appropriate, our subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in the Prospectus Summary and under the headings "Risk Factors", "Business", "Management's Discussion and Analysis of Results of Operations and Financial Condition", and elsewhere in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: general economic and business conditions; the impact of our debt structure; risks related to acquisitions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; acceptance of new product offerings; changes in business strategy or plans; quality of management; availability, terms, and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with, government regulations; regional weather conditions; those items set forth under the heading "Risk Factors"; and other factors referenced in this prospectus.

CERTAIN UNITED KINGDOM RELATED REGULATORY ISSUES

THE SHARES OF COMMON STOCK WILL ONLY BE OFFERED AND SOLD IN THE UNITED KINGDOM TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS OR OTHERWISE IN CIRCUM-STANCES WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM FOR PURPOSES OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995.

THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON IN OR INTO THE UNITED KINGDOM TO A PERSON FALLING WITHIN AN EXEMPTION TO SECTION 57 OF THE FINANCIAL SERVICES ACT 1986, AS AMENDED, INCLUDING THOSE SET OUT IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISE-MENTS)(EXEMPTIONS) ORDER 1996, AS AMENDED, OR TO A PERSON TO WHOM THE DOCUMENT MAY OTHERWISE BE LAWFULLY ISSUED OR PASSED ON BY REASON OF, OR BY ANY REGULATION MADE UNDER, SECTION 58 OF THE FINANCIAL SERVICES ACT 1986, AS AMENDED. ACCORDINGLY, BY ACCEPTING DELIVERY OF THIS PROSPEC-TUS THE RECIPIENT WARRANTS AND ACKNOWLEDGES THAT IT IS A PERSON FALLING WITHIN ANY SUCH EXEMPTION.

PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our common stock. See "Special Note Regarding Forward-Looking Statements" on page ii.

The Company

Bally Total Fitness Holding Corporation, a Delaware corporation, is the largest commercial operator of fitness centers in North America in terms of revenues, the number of members, and the number and square footage of its fitness facilities. As of December 31, 2000, we operated approximately 385 fitness centers and had approximately four million members. Our fitness centers are concentrated in major metropolitan areas in 28 states and Canada with over 300 fitness centers located in the top 25 metropolitan areas in the United States. We operate fitness centers in over 50 major metropolitan areas representing over 62% of the United States population and 15% of the Canadian population. Our members made more than 100 million visits to our fitness centers in each of the past three years.

We offer value to our members by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic and other group fitness training programs. In addition, many of our current fitness centers include pools, racquet courts or other athletic facilities. Our new fitness center prototype achieves efficiency by focusing on those fitness services our members use most frequently. We have clustered our fitness centers in major metropolitan areas, locating in high density areas, in order to achieve marketing and operating efficiencies. Over 86% of our fitness centers are located in markets in which we have five or more facilities, with our largest concentrations in the New York City, Los Angeles, Chicago, Baltimore/Washington D.C., Dallas, Houston, Detroit, San Francisco, Toronto, Portland, Seattle, Philadelphia and Miami areas.

The majority of our fitness centers use the service mark "Bally Total Fitness®", including 12 upscale centers that are known as "Bally Sports Clubs". The nationwide use of the service mark enhances brand identity and increases advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened new facilities during the past few years that operate under upscale brands, including 10 fitness centers as "The Sports Clubs of Canada™", eight as "Pinnacle Fitness®" and five as "Gorilla Sports℠" and plan to further expand the use of these brands.

Our primary target market for new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. We market ourselves to these consumer segments through the use of a variety of membership options and payment plans. Our membership options range from single-club memberships to premium memberships which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Typically, our members pay an initial membership fee which can either be financed or paid-in-full at the time of joining. Members who choose to finance their initial membership fee generally do so for up to 36 months, subject to state and local regulations and minimum down payment requirements. In addition to the initial membership fee, members are generally required to pay monthly membership dues in order to use our facilities. We believe the various membership and payment plans offered, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages.

Operating Strategies

In October 1996, the current management team began to implement a business strategy designed to improve our operating results. These efforts have contributed to significant improvements in financial performance, including growing net income in 2000 to $65.1 million before the net benefit of unusual items of $13.5 million, from net income before cumulative effect of a change in accounting principle of $42.4 million and $13.3 million in 1999 and 1998, respectively, and a loss before extraordinary charge of $23.5 million and $24.9 million in 1997 and 1996, respectively.

In developing the new strategy, the management team identified the following three primary strategic objectives to improve the overall business value:

- Improve the operating margins of our fitness center membership operations — our core business.

- Increase the number of fitness centers we operate based on our more profitable fitness center prototype.

- Introduce new products and services to our members.

Since 1997, we have been able to meet these objectives by implementing a number of strategic initiatives.

Improve Core Business Operating Margins

Our primary approach to improve operating margins was to grow and improve the quality of revenues while leveraging the largely fixed cost structure of our business. We have grown margins for earnings before interest, taxes, depreciation and amortization to 19% in 2000 from 11% in 1996, a 73% improvement. We have accomplished this margin expansion by focusing on the following strategic initiatives:

- *Emphasize the Sale of Higher Margin All-Club Membership Plans* — In late 1997, we completed a common stock offering. The proceeds provided working capital, allowing us to increase our emphasis on the sale of higher margin all-club membership plans with greater long-term cash flows, but lower amounts of immediate cash. The previous strategy focused on near-term cash needs, resulting in an emphasis on lower margin single-club membership plans. Our all-club membership is historically our most popular membership plan, and its initial membership fees are higher priced and typically financed, subject to down payment requirements. The emphasis on the sale of all-club memberships contributed to a 39% increase in the weighted-average price of memberships sold from 1997 to 2000. Revenue from the sale of all-club membership plans grew to 83% of membership sales revenue in 2000, compared to 69% of membership sales revenue in 1997.

- *Increase Dues Revenues* — We believe our monthly dues are substantially less than those charged by most of our competitors and believe we can continue to raise monthly dues at a rate consistent with past periods without a material loss in membership. In addition, we significantly reduced promotions offering discounted or waived monthly dues. These initiatives contributed to an increase in dues collected of 16% and 18% in 2000 and 1999, respectively.

- *Improve Collections of Financed Initial Membership Fees* — We continue to focus on increasing down payments on financed membership plans and securing installment payments electronically through direct withdrawal from a member's bank account or charge a member's credit card. Our experience has shown that electronic payments and higher down payments result in higher quality memberships. In addition, we continue to develop improved collection practices based on information provided by "credit scoring" and behavioral modeling, which we believe will also improve customer service and the yield from our receivables portfolio.

- *Continue to Leverage Fixed Cost Base* — A significant percentage of our operating costs are fixed in nature. By leveraging our fixed cost base, including expanding our product and service offerings, and controlling variable costs, we have been able to achieve the margin growth noted above.

Develop New Facilities

To build upon our improved core operations and accelerate the growth of our business, we have invested in facilities expansion in three ways:

- *Replicate the New Fitness Center Prototype* — In 1998, we initiated a plan to increase new facility openings of our more profitable new fitness center prototype. The new fitness center prototype is

designed to cost less to build and maintain than our older facilities and, on average, provides 40% more usable space for our members in the same average square footage. The new facilities are generally developed pursuant to long term lease arrangements and currently require on average $1.9 million to fund leasehold improvements and fitness equipment. During 2000, we opened 14 of these facilities and a number were under construction at the end of the year.

- *Upgrade and Expand Existing Fitness Centers* — In late 1997, we began to upgrade and expand our existing facilities and much of our exercise equipment beyond normal maintenance requirements. We have invested extensively to refurbish and make major upgrades to the majority of our fitness centers, including adding and upgrading exercise equipment and refreshing interior and exterior finishes to improve club ambiance. We believe these upgrades will enable us to continue to attract and retain a strong membership base and more effectively capitalize on our marketing and administrative infrastructure.

- *Selectively Acquire Fitness Center Operations* — Due to our relative size in a fragmented market, we are well positioned to identify opportunities to selectively acquire existing fitness center operations at attractive prices. During 2000, we acquired 13 fitness centers in the Portland, Oregon area, where we previously had no fitness centers, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania. These acquisitions continue to fit our strategic goals of expanding our reach, increasing penetration in key markets, and leveraging our overall fitness infrastructure.

Add Products and Services

Since mid-1997, we have been successfully increasing and diversifying our revenues by offering our members a number of new ancillary products and services. These strategic initiatives focused primarily on products and services delivered to members within our facilities and include:

- *Personal Training* — We have added fee-based personal training services for members in most of our fitness centers. Since January 1997, we have added nearly 3,000 personal trainers to our staff and grown revenues from this service to $49.6 million in 2000. Our research indicates the availability of personal training services enhances the perceived value of membership, and we believe demand for these services is growing.

- *Retail Stores and Private-Label Nutritional Products* — We began offering a private-label line of Bally-branded nutritional products to our members in mid-1997. These products currently include, among others:

  - Meal replacement powders;

  - Multi-vitamins;

  - Creatine;

  - Weight loss products;

  - Energy, snack, and high protein bars; and

  - Ready-to-drink meal replacement shakes.

In mid-1999, the number of products offered was increased nearly three-fold, contributing to a nearly 80% increase in sales to over $19.0 million in 1999. In 2000, sales of these products totaled $34.5 million, a 74% increase over 1999. We continue to test market other nutritional products to further enhance and expand the product line. As a policy, we require suppliers of our nutritional products to maintain significant amounts of product liability insurance.

During 2000, we opened approximately 120 retail stores inside our fitness centers, bringing the total number of retail outlets within our fitness centers to approximately 340. For the year ended December 31, 2000, these stores contributed $30.6 million in revenue selling primarily nutritional

3

products, workout apparel and related soft goods and accessories, including $8.4 million from Bally-branded nutritional products.

- *Sports Medicine Services* — In 1998, we implemented a strategy to provide sports medicine services, including rehabilitative, chiropractic and massage therapy, in many of our fitness centers. We have contracted with several third-party providers of these services and, as of December 31, 2000, offered these services in over 110 of our clubs.

- *Financial Services* — In late 1995, in conjunction with a significant financial institution, we implemented a program offering selected members the opportunity to transfer the balance of their financed membership fee to a pre-approved Visa® account. We receive reimbursement from the program for telemarketing costs and share in the program profitability. As of December 31, 2000 over 195,000 credit cards have been issued. We continue to investigate and evaluate other opportunities to offer financial services to our members.

The Company was a wholly-owned subsidiary of Bally Entertainment Corporation until it was spun off to Bally Entertainment Corporation stockholders on January 9, 1996. The Company's executive offices are located at 8700 West Bryn Mawr Avenue, Chicago, Illinois, 60631, telephone number (773) 380-3000.

Recent Developments

In March 2001, we sold to a major financial institution approximately 8% of our receivables portfolio at net book value. We received initial proceeds of approximately $45.0 million from this transaction, which was used to reduce debt. The transaction includes future profit participation by Bally based on actual collection experience. We continue to investigate and evaluate similar and alternative strategies to monetize the remainder of our receivables portfolio.


The Offering


Common stock offered:

By us	1,408,821 shares
By the selling stockholders	<u>2,591,179 shares</u>
Total offering	4,000,000 shares

Common stock to be outstanding after the offering .... 27,968,871 shares

Use of proceeds to Bally .... The net proceeds from this offering (including proceeds of $11.6 million from the exercise of warrants) will be used for general corporate and working capital purposes, principally debt reduction. A portion of the net proceeds of this offering may be used to fund our growth strategies, including opening new fitness centers, selectively acquiring club-related real estate both currently leased and to develop new clubs and acquire fitness center operators in strategic geographic markets. We will not receive any of the proceeds from the shares sold by the selling stockholders, except upon the exercise of the warrants held by one of the selling stockholders. See "Use of Proceeds".

Risk factors .... See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol ... BFT

The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding on December 31, 2000 and excludes:

- 3,327,180 shares issuable upon the exercise of outstanding stock options as of December 31, 2000 at a weighted-average exercise price of $20.18 per share;

- 1,491,139 shares issuable upon the exercise of stock options which we are able to grant under our existing stock option and purchase plans; and

- warrants to purchase 985,701 shares of common stock outstanding on December 31, 2000 at a weighted-average exercise price of $6.47 per share.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' overallotment option.

Summary Financial Data

The following table presents summary consolidated financial data of Bally. The financial data was derived from and should be read in conjunction with financial information appearing elsewhere in this prospectus. See "Selected Consolidated Financial Data."

In the fourth quarter of 2000, we recorded a one-time non-cash charge of $6.5 million ($.24 per diluted share) to write off third-party internet investments. In the third quarter of 2000, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $20.0 million ($.72 per diluted share). In the first quarter of 1999, in accordance with AICPA Statement of Position 98-5, Reporting Costs of Start-up Activities, we wrote off unamortized start-up costs of $.3 million ($.01 per diluted share) as a cumulative effect of a change in accounting principle. In 1997, we recognized an extraordinary loss on extinguishments of debt of $21.4 million ($1.37 per share) resulting from a refinancing of our subordinated debt and revolving credit facility. In 1996, we recognized a net extraordinary gain on extinguishments of debt consisting of (i) a gain of $9.9 million ($.81 per share) from a $15.2 million tax obligation to our former parent, Bally Entertainment Corporation, which was forgiven as part of the December 1996 merger of Bally Entertainment Corporation with and into Hilton Hotels Corporation and (ii) a charge of $4.2 million ($.35 per share) from a refinancing of our securitization facility.

EBITDA is defined as operating income (loss) before depreciation and amortization. We have presented EBITDA supplementally because we believe this information is useful given the significance of our depreciation and amortization and because of our highly leveraged financial position. This data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of our overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

	Years ended December 31				
	2000	1999	1998	1997	1996
	(in millions, except per share data)				
Statement of Operations Data					
Net revenues	$1,007.1	$ 861.1	$ 744.3	$661.8	$639.2
Operating income	126.4	93.3	52.8	19.9	19.1
Before extraordinary items and cumulative effect of a change in accounting principle:					
Income (loss)	78.6	42.4	13.3	(23.5)	(24.9)
Basic earnings (loss) per common share	3.29	1.81	0.59	(1.51)	(2.04)
Diluted earnings (loss) per common share	2.84	1.56	0.51	(1.51)	(2.04)
Balance Sheet Data (at end of period)					
Installment contracts receivable, net	$ 559.5	$ 486.1	$ 422.1	$343.6	$300.2
Total assets	1,560.6	1,348.6	1,128.8	967.6	893.3
Long-term debt, less current maturities	674.3	593.9	482.2	405.4	376.4
Stockholders' equity	297.8	212.5	161.8	70.3	24.2
Other Financial Data					
EBITDA	$ 192.0	$ 146.2	$ 101.1	$ 72.8	$ 75.0
Cash provided by (used in):					
Operating activities	49.2	39.1	(32.0)	(35.9)	(5.3)
Investing activities	(112.5)	(138.0)	(79.0)	(16.1)	(9.8)
Financing activities	52.9	58.0	113.7	97.2	10.4

RISK FACTORS

You should consider carefully the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Substantial Leverage — Our substantial indebtedness could adversely affect the financial health of Bally and prevent us from fulfilling our debt obligations.

We have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or refinance existing debt.

Failing to comply with any covenants contained in our indebtedness could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

As of December 31, 2000, total indebtedness (including outstanding letters of credit of $4.6 million) was approximately $696.5 million. Long-term debt (less current maturities of $17.6 million) was approximately 69% of total capitalization.

Products and Services initiatives — The positive results achieved from introducing products and services during the most recent three years may not continue in the future.

We have introduced a number of business initiatives to capitalize on our brand identity, distribution infrastructure (approximately 385 facilities), significant member base (approximately four million members) and frequency of visitation. However, before 1998, we had not previously generated significant revenues from any of these new business initiatives and they may not be successful in the future. These initiatives primarily focus on selling ancillary products and services to our members within our fitness centers and include: providing personal training services, selling private-label nutritional products, opening retail stores within our fitness centers that sell nutritional products, work-out apparel and related accessories and rehabilitative and physical therapy services. We have limited experience in marketing products to our members. The sale and marketing of nutritional products and workout apparel and related accessories and the provision of rehabilitative and physical therapy services involve significant risk of competition. See " — Competition." The provision of rehabilitative and physical therapy services also involves risks of government regulation.

Risks Related to Acquisitions — Our acquisition strategy might not be profitable.

A component of our business strategy is to identify and acquire fitness center operators in strategic geographic locations. However, we may not expand our operations and any expansion may not be profitable. The success of this strategy will depend upon a number of factors, including our ability to identify acceptable acquisition candidates in suitable locations, complete acquisitions on favorable terms, successfully integrate acquired businesses with our existing operations and expand our membership base at acquired locations. The failure to identify, evaluate and effectively integrate acquired businesses could adversely affect our operating results.

Competition — We may not be able to continue to compete effectively in each of our markets in the future.

We are the largest operator, or among the largest operators, of fitness centers in every major market in which we operate fitness centers. Within each market, we compete with other commercial fitness centers, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, the YMCA and similar organizations and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with entertainment and retail businesses for the discretionary income of our target markets. We may not be able to continue to compete effectively in each of our markets in the future. Additionally, competitive conditions may limit our ability to maintain or increase pricing of initial membership fees and may impact our ability to attract new members.

As we pursue new business initiatives, particularly the sale of nutritional products and apparel, we will be competing against large, established companies with more experience selling products on a retail basis. In some instances, our competitors for these products have substantially greater financial resources than us. We may not be able to compete effectively against these established companies.

Seasonality of Business

Historically, we have experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. Our products and services may have the effect of further increasing the seasonality of our business.

Government Regulation — Our operations and business practices are subject to regulation and any changes in the law may have a material adverse effect on us.

Our operations and business practices are subject to regulation at federal, state and local levels. The general rules and regulations of the Federal Trade Commission, and of state and local consumer protection agencies, apply to our advertising, sales and other trade practices. Any changes in any statutes, rules or regulations could cause us to change our operations and business practices and could increase the costs of regulatory compliance, either of which could have a material adverse effect on our financial condition and results of operations.

Potential Impact of Anti-takeover Provisions — Certain provisions of our Certificate of Incorporation and Bylaws make it more difficult to acquire Bally without the approval of our Directors.

Our Restated Certificate of Incorporation and the Amended and Restated By-Laws may inhibit changes in control of Bally not approved by our Board of Directors. These provisions include a stockholders rights plan, a classified Board of Directors, advance notice provisions for nominations for election of candidates to the Board of Directors and a "fair price provision". The stockholder rights plan, under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $40 per share (subject to adjustment) is attached to each outstanding share of common stock, renders an acquisition of control of Bally in a transaction not approved by the Board of Directors more difficult. Our 1996 Long-Term Incentive Plan provides for acceleration of stock options and restricted stock awards upon a change in control of Bally which has the effect of making an acquisition of control of Bally more expensive. These agreements may also inhibit a change in control of Bally and may have a negative effect on the market price of our common stock. The indenture governing subordinated promissory notes we issued also includes change in control provisions that provide, among other things, that upon a change in control of Bally, the holders of the subordinated promissory notes may require us to repurchase them at 101% of the principal amount. A change in control of Bally, constitutes a default under our revolving credit agreement. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of a change in control of Bally.

Dividend Policy; Restrictions on Payment of Dividends — We have never paid any dividends to our stockholders and do not anticipate doing so in the foreseeable future.

We have not made dividend payments on our common stock since we became a public company in January 1996, and do not anticipate paying dividends in the foreseeable future. The terms of our revolving credit agreement restrict us from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indenture for our subordinated promissory notes generally limits dividends paid to the aggregate of 50% of consolidated net income earned after January 1, 1998 and our net proceeds from any stock offerings and the exercise of outstanding stock options and warrants.

Future Sale and Price of Common Stock — Outstanding options and warrants may have an adverse effect on the market price of shares of common stock.

As of December 31, 2000, 27,968,871 shares of common stock were outstanding after giving effect to the issuance of the shares offered hereby. We have (i) outstanding options to purchase 3,327,180 shares of common stock with a weighted-average exercise price of $20.18 per share, and (ii) the ability to grant options under our stock option plans, and our employees have the ability under our Employee Stock Purchase Plan, to purchase an additional 1,491,139 shares of common stock. In addition, we have outstanding warrants (exclusive of those warrants related to shares offered herein) to purchase 735,701 shares of common stock at an exercise price of $5.26 per share. The warrants are held by our Chairman of the Board, President and Chief Executive Officer and are exercisable until December 31, 2005. Further, we have outstanding warrants to purchase 250,000 shares of common stock at an exercise price of $10.05 per share. The warrants are held by an affiliate of an underwriter previously used by us and are exercisable until July 2002. The effect, if any, on the market price of our common stock prevailing from time to time as a result of the additional shares of common stock that would be outstanding upon the exercise of stock options and warrants is unpredictable, and no assurance can be given that the effect will not be adverse.

USE OF PROCEEDS

At an assumed public offering price of $29.60 per share (based on the closing price of a share of common stock on March 6, 2001), the net proceeds to be received by us from the sale of shares of common stock (after deducting the underwriting discount and estimated expenses payable by us) are approximately $50.6 million (including proceeds of $11.6 million from the exercise of warrants by one of the selling stockholders). We intend to use the net proceeds from this offering for general corporate and working capital purposes, principally debt reduction. A portion of the net proceeds may be used to fund our growth strategies, including opening new fitness centers, selectively acquiring club-related real estate both currently leased and to develop new clubs and acquire fitness center operators in strategic geographic markets. We have not yet allocated the net proceeds among the contemplated uses. We will determine the allocation of the net proceeds among these uses based on business opportunities available to us and prevailing market conditions. We are not currently involved in any negotiations for the material acquisition of fitness centers or the purchase of any material real estate. Pending such uses, we may temporarily repay outstanding indebtedness under our revolving credit agreement, or invest available funds from this offering in short-term securities. The rate of interest on the revolving credit agreement is, at our option, based upon either the agent bank's prime rate plus 1.75% or a Eurodollar rate plus 2.75%. At December 31, 2000, the weighted-average interest rate on the outstanding balance of the revolving credit agreement was 9.8%. The revolving credit agreement matures in November 2002.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The common stock is traded on the New York Stock Exchange under the symbol "BFT". The following table sets forth for the periods indicated the high and low quarterly sales prices for a share of common stock as reported on the New York Stock Exchange.

	High	Low
1999:		
First Quarter	$26^{11}/_{16}$	$19^{1}/_{8}$
Second Quarter	$29^{3}/_{4}$	20
Third Quarter	$34^{3}/_{8}$	$26^{13}/_{16}$
Fourth Quarter	$30^{3}/_{8}$	$21^{3}/_{8}$
2000:		
First Quarter	$27^{9}/_{16}$	$20^{7}/_{8}$
Second Quarter	$27^{7}/_{8}$	$21^{5}/_{16}$
Third Quarter	26	$20^{9}/_{16}$
Fourth Quarter	$34^{7}/_{8}$	$22^{13}/_{16}$

The last reported sale price of a share of common stock on the New York Stock Exchange on March 6, 2001 is set forth on the cover page of this prospectus. As of February 28, 2001, there were 8,504 holders of record of the common stock.

We do not anticipate paying dividends for the foreseeable future. Currently, we are restricted from paying dividends by the terms of our revolving credit agreement without the consent of the lenders during the term of the agreement. In addition, the indenture governing our subordinated promissory notes generally limits dividends paid by us to the aggregate of 50% of consolidated net income, as defined, earned after January 1, 1998 and the net proceeds to us of any stock offerings and the exercise of options and warrants. See "Risk Factors — Dividend Policy; Restrictions on Payment of Dividends".

CAPITALIZATION

The following table sets forth the consolidated capitalization of Bally at December 31, 2000 and as adjusted to give effect to the sale by us of 1,408,821 shares of common stock offered hereby and the sale by the selling stockholders of 2,591,179 shares of common stock (which does not impact the capitalization of Bally except for the proceeds from the warrants) offered hereby at an assumed public offering price of $29.60 per share and after deducting the underwriting discount applicable to the shares sold by us, and estimated offering expenses, as if such transaction had occurred as of December 31, 2000.

| | December 31, 2000 | |
	Actual	As adjusted
	(in millions)	
Cash and equivalents	$ 13.1	$ 13.1
Current maturities of long-term debt (1)	$ 17.6	$ 17.6
Long-term debt, less current maturities (1)	$674.3	$623.7
Stockholders' equity:		
Preferred stock, $.10 par value; 10,000,000 shares authorized; none issued Series A Junior Participating; 300,000 shares authorized; none issued		
Common stock, $.01 par value; 60,200,000 shares authorized; 24,352,946 and 27,968,871 shares issued and outstanding	0.2	0.3
Contributed capital	508.6	559.1
Accumulated deficit	(188.5)	(188.5)
Unearned compensation (restricted stock)	(11.7)	(11.7)
Common stock in treasury, at cost, 614,039 shares	(10.8)	(10.8)
Total stockholders' equity	297.8	348.4
Total capitalization	$972.1	$972.1

(1) See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for additional information with respect to the Company's consolidated indebtedness.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the Company presented below for and as of the end of each of the years ended December 31 were derived from the audited consolidated financial statements of the Company. The data presented should be read in conjunction with financial information appearing elsewhere in this prospectus. See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

In the fourth quarter of 2000, we recorded a one-time non-cash charge of $6.5 million ($.24 per diluted share) to write off third-party internet investments. In the third quarter of 2000, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $20.0 million ($.72 per diluted share). In the first quarter of 1999, in accordance with AICPA Statement of Position 98-5, Reporting Costs of Start-up Activities, we wrote off unamortized start-up costs of $.3 million ($.01 per diluted share) as a cumulative effect of a change in accounting principle. In 1997, we recognized an extraordinary loss on extinguishments of debt of $21.4 million ($1.37 per share) resulting from a refinancing of our subordinated debt and revolving credit facility. In 1996, we recognized a net extraordinary gain on extinguishments of debt consisting of (1) a gain of $9.9 million ($.81 per share) from a $15.2 million tax obligation to our former parent, Bally Entertainment Corporation, which was forgiven as part of the December 1996 merger of Bally Entertainment Corporation with and into Hilton Hotels Corporation and (2) a charge of $4.2 million ($.35 per share) from a refinancing of our securitization facility.

EBITDA is defined as operating income (loss) before depreciation and amortization. We have presented EBITDA supplementally because we believe this information is useful given the significance our depreciation and amortization and because of our highly leveraged financial position. This data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as net income/loss or cash provided by/used in operating, investing and financing activities), nor should they be considered as an indicator of our overall financial performance. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

	Years ended December 31				
	2000	1999	1998	1997	1996
	(in millions, except per share data)				
Statement of Operations Data					
Net revenues	$1,007.1	$ 861.1	$ 744.3	$661.8	$639.2
Depreciation and amortization	65.6	52.9	48.3	52.9	55.9
Operating income	126.4	93.3	52.8	19.9	19.1
Before extraordinary items and cumulative effect of a change in accounting principle:					
Income (loss)	78.6	42.4	13.3	(23.5)	(24.9)
Basic earnings (loss) per common share	3.29	1.81	0.59	(1.51)	(2.04)
Diluted earnings (loss) per common share	2.84	1.56	0.51	(1.51)	(2.04)
Balance Sheet Data (at end of period)					
Cash and equivalents	$ 13.1	$ 23.5	$ 64.4	$ 61.7	$ 16.5
Installment contracts receivable, net	559.5	486.1	422.1	343.6	300.2
Total assets	1,560.6	1,348.6	1,128.8	967.6	893.3
Long-term debt, less current maturities	674.3	593.9	482.2	405.4	376.4
Stockholders' equity	297.8	212.5	161.8	70.3	24.2
Other Financial Data					
EBITDA	$ 192.0	$ 146.2	$ 101.1	$ 72.8	$ 75.0
Cash provided by (used in):					
Operating activities	49.2	39.1	(32.0)	(35.9)	(5.3)
Investing activities	(112.5)	(138.0)	(79.0)	(16.1)	(9.8)
Financing activities	52.9	58.0	113.7	97.2	10.4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of the results of operations and financial condition of Bally should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and the related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

General

Our three primary strategic objectives have been to: improve the operating margins of our fitness center membership operations — our core business; increase the number of fitness centers we operate based on our more profitable fitness center prototype; and introduce new products and services to our members. To meet these objectives, the following strategic initiatives were developed and implemented:

Improve Core Business Operating Margins. Our primary approach to improve the operating margins was to grow and improve the quality of revenues while leveraging the largely fixed cost structure of our business.

- In late 1997, we increased our emphasis on the sale of higher margin all-club memberships, which are typically financed, rather than the sale of lower margin single-club memberships. In late 1998, we significantly increased the monthly charge to new members for dues and have averaged over 17% growth in dues over the last two years.

- We also continued our focus on maintaining higher down payments on financed membership plans and securing installment payments electronically. This resulted in a 14% growth in average down payments from 1997 to 2000. The emphasis on the sale of all-club memberships contributed to a 39% increase in the weighted-average price of memberships sold from 1997 to 2000. In addition, the financed initial membership fees in our receivable portfolio using an electronic payment method grew to 65% at December 31, 2000.

These efforts, along with the introduction of products and services, contributed to a 73% improvement in margins for earnings before interest, taxes, depreciation and amortization to 19% in 2000 from 11% in 1996. We believe that all of these actions, some of which initially reduced new membership unit sales and revenues, will continue to improve cash flows and operating income and margins.

Develop New Facilities. To build upon our improved core operations and accelerate the growth of our business, we have invested in facilities expansion in three ways:

- In 1998, we initiated a plan to increase new facility openings of our more profitable new fitness center prototype. Seven of these facilities were opened during 1998, and 22 were opened in 1999 and 14 in 2000. Due to deferral accounting, new fitness centers generally require nearly a full year before generating incremental earnings before interest, taxes, depreciation and amortization and operating income and require, on average, three or more years to approach maturity.

- In late 1997, we began to upgrade and expand our existing facilities and much of our exercise equipment beyond normal maintenance requirements. We have invested extensively to refurbish and make major upgrades to the majority of our fitness centers, including adding and upgrading exercise equipment and refreshing interior and exterior finishes to improve club ambiance. We believe these upgrades will enable us to continue to attract and retain a strong membership base and more effectively capitalize on our marketing and administrative infrastructure.

- Due to our relative size in a fragmented market, we are well positioned to identify opportunities to selectively acquire existing fitness center operations at attractive prices. Recently acquired fitness center operations generally were immediately accretive on a per share basis in terms of earnings before interest, taxes, depreciation and amortization, and operating income. During 2000, we

14

acquired 13 fitness centers in the Portland, Oregon area, where we previously had no fitness centers, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania. During 1999, we acquired 24 existing fitness centers: 10 in the Toronto area operating as "The Sports Clubs of Canada", two in the San Francisco area operating as "Pinnacle Fitness", one club in each of the Chicago and Los Angeles areas operating as "Gorilla Sports", six clubs in the Fresno area, where we previously had no fitness centers, and four clubs in the Seattle area now operating as "Bally Total Fitness". During 1998, we acquired eight existing fitness centers in the San Francisco area, where we previously had no fitness centers, six operating as "Pinnacle Fitness" and two as "Gorilla Sports", and one additional fitness center in Chicago operating as "Bally Total Fitness".

Add Products and Services. We also believe significant opportunities exist to increase revenues beyond those generated by the sale of membership plans and receipt of monthly dues. These additional revenues do not require significant capital investment and leverage the growing distribution platform that our clubs have become. Beginning in mid-1997, we implemented and greatly expanded during 1998, 1999 and 2000 our product and service offerings, including:

- Personal training services now offered at most of our fitness centers;

- An exclusive line of Bally-branded nutritional products sold to our members; and

- Retail stores, currently located in approximately 340 of our fitness centers as of December 31, 2000, which sell nutritional products, workout apparel and related soft goods.

Revenues from products and services have grown eleven-fold since 1997, to $111.0 million in 2000, while earnings before interest, taxes, depreciation and amortization has grown to $38.6 million, an 83% increase over 1999.

Results of Operations

Comparison of the years ended December 31, 2000 and 1999

Net revenue for 2000 was $1,007.1 million compared to $861.1 million in 1999, an increase of $146.0 million (17%). Net revenue from comparable fitness centers increased 9%. This increase in net revenues resulted from the following:

- The weighted-average price of memberships sold increased 5% over the prior year, and total membership units sold during 2000 increased 6%. Membership fees originated increased $53.8 million (11%).

- Dues collected increased $38.6 million (16%) from 1999, reflecting continued improvements in member retention and pricing strategies and an increase attributable to fitness centers operating under our four upscale brands.

- Finance charges earned increased $9.0 million (15%) in 2000 due to the growth in size and consistent quality of the membership receivables portfolio. The percentage of accounts current with all contractual payments was 86% as of December 31, 2000 and 1999. Average interest rates for finance charges to members was substantially unchanged during the periods.

- Products and services revenues increased $48.4 million (77%) over 1999, primarily reflecting the continued growth of personal training services and nutritional and other retail product sales.

- Miscellaneous revenue increased $4.6 million (42%) over 1999, primarily reflecting the continued growth of licensing and co-marketing revenue.

- Deferral accounting decreased revenues by $8.3 million more in 2000 than in 1999.

The weighted-average number of fitness centers during 2000 increased to 376 from 343 during 1999, a 10% increase, including an increase in the weighted-average number of centers operating under our four

upscale brands from 22 to 34. During 2000, we opened 14 new fitness centers within our major metropolitan areas and acquired 17 additional fitness centers: 13 in the Portland, Oregon area, where we previously had no fitness centers, three in the San Diego, California area and one in Pittsburgh, Pennsylvania. At December 31, 2000, we operated a total of 34 upscale fitness centers: 11 known as "Bally Sports Clubs," 10 as "The Sports Clubs of Canada", eight as "Pinnacle Fitness" and five as "Gorilla Sports".

Operating income for 2000 was $126.4 million compared to $93.3 million in 1999. The increase of $33.1 million (35%) was due to a $146.0 million increase in net revenue (17%), offset, in part, by an increase in operating costs and expenses of $100.2 million (14%) and a $12.7 million increase in depreciation and amortization. The operating margin before depreciation and amortization increased to 19% from 17% for 1999. Excluding the provision for doubtful receivables and the effect of deferral accounting, operating costs and expenses increased $96.4 million (15%) from 1999. Fitness center operating expenses increased $44.7 million (11%), due principally to incremental costs of operating new fitness centers and additional sales commissions from the growth in initial membership fees originated. A substantial portion of commission expense is deferred through deferral accounting. The deferral accounting expense offset decreased expenses by $2.5 million more in 2000 than in 1999. Products and services expenses increased $30.8 million (74%) to support the revenue growth of product and service offerings. Operating income from products and services increased to $38.6 million from $21.0 million in the prior year (84%), with an operating margin of 35% in 2000 compared to 34% in 1999. Member processing and collection center expenses increased $2.7 million (6%) due to increased printing and postage costs to support the growth in the collection of membership fees and dues. General and administrative expenses were up 7% compared to the prior year to support the Company's overall growth. Advertising expenses increased 8% compared to the prior year due to increased market research, new club marketing and direct mail programs used to grow initial membership fees. Depreciation and amortization expense increased $12.7 million (24%) largely as a result of the significant increase in purchases and construction of property and equipment during 2000 and 1999.

The provision for doubtful receivables, including the provision for cancellations which is reported in the financial statements as a direct reduction of initial membership fees on financed memberships originated, totaled 41% of the gross financed portion of new membership fees originated in both periods.

Interest expense was $62.1 million in 2000 compared to $52.4 million in 1999. The increase of $9.7 million (18%) was due to higher levels of debt incurred and a slightly higher average interest rate offset, in part, by an increase in the amount of capitalized interest.

Other expense represents a $6.5 million one-time non-cash charge recorded to write off third-party internet investments.

The income tax provisions for 2000 and 1999 reflect state and Canadian income taxes. The federal provisions were offset by the utilization of prior years' net operating losses. In addition, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $20.0 million in the third quarter of 2000. This adjustment was reflected as a reduction of the tax provision, increasing net income.

Comparison of the years ended December 31, 1999 and 1998

Net revenue for 1999 was $861.1 million compared to $744.3 million in 1998, an increase of $116.8 million (16%). Net revenue from comparable fitness centers increased 10%. This increase in net revenues resulted from the following:

- The weighted-average price of memberships sold increased 6% over the prior year, and total membership units sold during 1999 increased 5%. Membership fees originated increased $44.7 million (10%).

- Dues collected increased $37.8 million (18%) from 1998, reflecting the continued improvements in member retention and pricing strategies and an increase attributable to fitness centers operating under our four upscale brands, which generally charge higher dues.

16

- Finance charges earned increased $9.3 million (19%) in 1999 due to the growth in size and consistent higher quality of our membership receivables portfolio. Membership receivables written off in 1999, as a percent of average membership receivables, was consistent with the prior year. Additionally, the percentage of accounts current with all contractual payments improved to 86% as of December 31, 1999, from 85% as of December 31, 1998. Average interest rates for finance charges to members was substantially unchanged during the periods.

- Products and services revenues increased $30.1 million (93%) over 1998, primarily reflecting the continued growth of personal training services and nutritional and other retail products.

- Miscellaneous revenue increased $2.0 million (22%) over 1998 due principally to the continuing growth of licensing revenue.

- Deferral accounting decreased revenues by $7.2 million more in 1999 than in 1998.

The weighted-average number of fitness centers increased to 343 during 1999 from 320 during 1998, a 7% increase, including an increase in the weighted-average number of centers operating under our four upscale brands from 11 to 22. During 1999, we opened 22 new fitness centers within our major metropolitan areas and acquired 24 additional fitness centers: 10 in the Toronto area operating as "The Sports Clubs of Canada", two in the San Francisco area operating as "Pinnacle Fitness", one club in each of the Chicago and Los Angeles areas operating as "Gorilla Sports", six clubs in the Fresno area, where we previously had no fitness centers, and four clubs in the Seattle area now operating as "Bally Total Fitness". At December 31, 1999, we operated a total of 33 upscale fitness centers: 10 known as "Bally Sports Clubs", 10 as "The Sports Clubs of Canada", eight as "Pinnacle Fitness" and five as "Gorilla Sports".

Operating income for 1999 was $93.3 million compared to $52.8 million in 1998. The increase of $40.5 million (77%) was due to a $116.8 million increase in net revenue (16%), offset, in part, by an increase in operating costs and expenses of $71.6 million (11%) and a $4.7 million increase in depreciation and amortization. The operating margin before depreciation and amortization increased to 17% from 14% for 1998. Excluding the provision for doubtful receivables and the effect of deferral accounting, operating costs and expenses increased $49.5 million (8%) from 1998. Fitness center operating expenses increased $21.7 million (5%) due principally to incremental costs of operating new fitness centers and additional commissions from the growth in initial membership fees originated. A substantial portion of commission expense is deferred through deferral accounting. The deferral accounting expense offset decreased expenses by $5.7 million less in 1999 than in 1998. Products and services expenses increased $19.2 million (86%) to support the revenue growth of product and service offerings. Operating income from products and services, net of related development, pre-opening and start-up costs, increased to $21.0 million from $10.1 million in the prior year, with an operating margin of 34% in 1999 compared to 31% in 1998. Member processing and collection center expenses and general and administrative expenses were substantially unchanged from the prior year. Advertising expenses increased 6% compared to the prior year due to increased market research, new club marketing and direct mail programs used to grow initial membership fees. Depreciation and amortization expense increased $4.7 million (10%) largely as a result of the significant increase in purchases and construction of property and equipment during 1999 and 1998.

The provision for doubtful receivables, including the provision for cancellations which is reported in the financial statements as a direct reduction of initial membership fees on financed memberships originated, totaled 41% of the gross financed portion of new membership fees originated in both periods.

Interest expense was $52.4 million in 1999 compared to $41.5 million in 1998. The increase of $10.9 million (26%) was due to higher levels of debt incurred and a slightly higher average interest rate offset, in part, by an increase in the amount of capitalized interest.

The income tax provisions for 1999 and 1998 reflect state and Canadian income taxes. The federal provisions were offset by the utilization of prior years' net operating losses.

Liquidity and Capital Resources

Cash flow from operating activities for 2000 was a positive $49.2 million compared to $39.1 million in 1999. The $10.1 million improvement principally reflects the continued growth in overall collections from installment contracts receivable and monthly dues, partially offset by growth in inventories of $8.6 million ($7.4 million during the fourth quarter of 2000) supporting increased nutritional and other retail sales, including the expansion of product offerings and a 54% increase in retail outlets to a total of 339 stores by the end of 2000. Seasonally, inventories peak at year-end to support the higher volume of retail traffic associated with first quarter activities. Net installment contracts receivable grew $73.3 million during 2000. Excluding this growth in receivables and inventories, cash provided by operating activities totaled $131.1 million for 2000, a $20.8 million improvement over 1999.

Over the past three years, we have expanded our capacity to attract new members and better serve existing members by adding new clubs and by refurbishing and expanding existing clubs. During 2000, we invested $108.4 million in property and equipment, including approximately $74.0 million related to new fitness centers, and major upgrades and expansions, including new equipment, of existing centers, and $4.8 million to purchase land and buildings for new clubs and existing leaseholds. In addition, we acquired 17 clubs with a net cash investment of $4.1 million. Finally, approximately $30.0 million was spent and capitalized during 2000 for normal replacements.

From time to time, we identify opportunities to acquire, at attractive prices, existing fitness center operations that fit our strategic goals. During 2000, we invested $4.1 million in cash in the acquisition of 17 clubs, 13 in the Portland, Oregon area, where we previously had no fitness centers, three in the San Diego, California area, and one in Pittsburgh, Pennsylvania.

We are authorized to repurchase up to 1,500,000 shares of our common stock on the open market from time to time. We repurchased 625,100 shares between August 1998 and November 1999 at an average price of $18 per share. No purchases have been made since November 1999.

In February 2001, we filed a registration statement to sell 1,408,821 shares of our common stock to the public and 2,591,179 shares owned by the Estate of Arthur M. Goldberg (our former Chairman) and a partnership 94% beneficially owned by the Estate. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders, except upon the exercise of the warrants to purchase common stock held by the Estate. At an assumed public offering price of $29.60 per share (based upon the closing price of a share of common stock on March 6, 2001), the net proceeds to be received by us from the sale of the shares of common stock (after deducting the underwriting discount and estimated expenses payable by us) will be approximately $50.6 million (including proceeds of $11.6 million from the exercise of warrants by one of the selling stockholders). We intend to use the proceeds from this offering for general corporate and working capital purposes, principally debt reduction.

In March 2001, we sold to a major financial institution approximately 8% of our receivables portfolio at net book value. We received initial proceeds of approximately $45.0 million from this transaction, which was used to reduce debt. The transaction includes future profit participation by Bally based on actual collection experience. We continue to investigate and evaluate similar and alternative strategies to monetize the remainder of our receivables portfolio.

In November 1999, we amended our three-year bank credit facility, increasing the aggregate amount available to $175.0 million, consisting of a five-year $75.0 million term loan and a $100.0 million three-year revolving credit facility. The proceeds from the term loan were primarily used to repay principal outstanding on our revolving credit facility. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30.0 million. At March 8, 2001, after application of the proceeds from our receivable sale, we had drawn $41.0 million on the revolving credit facility and had outstanding letters of credit totaling $4.6 million. The $75.0 million term loan is repayable in 20 quarterly installments, commencing March 31, 2000, of $250,000, with a final installment of $70.3 million due in November 2004. We have no scheduled principal payments under our subordinated debt until October 2007, and the principal amount of the certificates under our securitization facility

remains fixed at $160.0 million through July 2001, at which time the entire securitization facility will be refinanced, or the approximate $65.5 million of principal payments due in 2001 will be funded from the proceeds of this stock offering, cash from operations and borrowings on our existing credit facility. Our debt service requirements, including interest, during 2001 are approximately $76.0 million, exclusive of the securitization amounts described above. We believe that we will be able to satisfy our 2001 requirements for debt service, capital expenditures and any stock repurchases out of the proceeds from this offering, available cash balances, cash flow from operations and, if necessary, borrowings on the revolving credit facility.

BUSINESS

Bally, a Delaware corporation, is the largest commercial operator of fitness centers in North America in terms of revenues, the number of members, and the number and square footage of its fitness facilities. As of December 31, 2000, we operated approximately 385 fitness centers and had approximately four million members. Our fitness centers are concentrated in major metropolitan areas in 28 states and Canada, with over 300 fitness centers located in the top 25 metropolitan areas in the United States. We operate fitness centers in over 50 major metropolitan areas representing over 62% of the United States population and 15% of the Canadian population. Our members made more than 100 million visits to our fitness centers in each of the past three years.

We offer value to our members by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic and other group fitness training programs. In addition, many of our fitness centers include pools, running tracks, racquet courts or other athletic facilities. Our new fitness center prototype achieves efficiency by focusing on those fitness services our members use most frequently. We have clustered our fitness centers in major metropolitan areas, locating in high density areas, in order to achieve marketing and operating efficiencies. Over 86% of our fitness centers are located in markets in which we have five or more facilities, with our largest concentrations in the New York City, Los Angeles, Chicago, Baltimore/Washington D.C., Dallas, Houston, Detroit, San Francisco, Toronto, Portland, Seattle, Philadelphia and Miami areas.

The majority of our fitness centers use the service mark "Bally Total Fitness®", including 12 upscale centers that are known as "Bally Sports Clubs". The nationwide use of the service mark enhances brand identity and increases advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened new facilities during the past few years that operate under upscale brands, including 10 fitness centers as "The Sports Clubs of Canada". eight as "Pinnacle Fitness" and five as "Gorilla Sports" and plan to further expand the use of these brands.

Our primary target market for new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. We market ourselves to these consumer segments through the use of a variety of membership options and payment plans. Our membership options range from single-club memberships to our most popular premium memberships, which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Typically, our members pay an initial membership fee which can either be financed or paid in full at the time of joining. Members who choose to finance their initial membership fee generally do so for up to 36 months, subject to state and local regulations and minimum down payment requirements. In addition to the initial membership fee, members are generally required to pay monthly membership dues in order to use our fitness facilities. We believe the various memberships and payment plans offered, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages.

Operating Strategies

In October 1996, the current management team began to implement a business strategy designed to improve our operating results. These efforts have contributed to significant improvements in financial performance including growing net income in 2000 to $65.1 million before the net benefit of unusual items of $13.5 million, from net income before cumulative effect of a change in accounting principle of $42.4 million and $13.3 million in 1999 and 1998, respectively, and a loss before extraordinary charge of $23.5 million and $24.9 million in 1997 and 1996, respectively.

In developing the new strategy, the management team identified the following three primary strategic objectives to improve the overall business value:

- Improve the operating margins of our fitness center membership operations — our core business.

- Increase the number of fitness centers we operate based on our more profitable fitness center prototype.

- Introduce new products and services to our members.

Since 1997, we have been able to meet these objectives by implementing a number of strategic initiatives.

Improve Core Business Operating Margins

Our primary approach to improve operating margins was to grow and improve the quality of revenues while leveraging the largely fixed cost structure of our business. We have grown margins for earnings before interest, taxes, depreciation and amortization to 19% in 2000 from 11% in 1996, a 73% improvement. We have accomplished this margin expansion by focusing on the following strategic initiatives:

Emphasize the Sale of Higher Margin All-Club Membership Plans. In late 1997, we completed a common stock offering. The proceeds provided working capital, allowing us to increase our emphasis on the sale of higher margin all-club membership plans with greater long-term cash flows, but lower amounts of immediate cash. The previous strategy focused on near-term cash needs, resulting in an emphasis on lower margin single-club membership plans. Our all-club membership is historically our most popular membership plan, and its initial membership fees are typically financed, subject to down payment requirements. The emphasis on the sale of all-club memberships contributed to a 39% increase in the weighted-average price of memberships sold from 1997 to 2000. Revenue from the sale of all-club membership plans grew to 83% of membership sales revenue in 2000, compared to 69% of membership sales revenue in 1997.

Increase Dues Revenue. We believe our monthly dues are substantially less than those charged by most of our competitors and believe we can continue to raise monthly dues at a rate consistent with past periods without a material loss in membership. In addition, we significantly reduced promotions offering discounted or waived monthly dues. These initiatives contributed to an increase in monthly dues collected of 16% and 18% in 2000 and 1999, respectively.

Improve Collections of Financed Initial Membership Fees. We continue to focus on increasing down payments on financed membership plans and securing installment payments electronically through direct withdrawal from a member's bank account or charge a member's credit card. Our experience has shown that electronic payments and higher down payments result in higher quality membership receivables. In addition, we continue to develop improved collection practices based on information provided by "credit scoring" and behavioral modeling, among others, which, we believe, will also improve customer service and the yield from our membership receivables portfolio.

Continue to Leverage Fixed Cost Base. A significant percentage of our core business operating costs are fixed in nature. By leveraging our fixed cost base, including expanding our product and service offerings, and controlling variable costs, we have been able to achieve the margin growth noted above.

Develop New Facilities

To build upon our improved core operations and accelerate the growth of our business, we have invested in facilities expansion in three ways:

Replicate the New Fitness Center Prototype. In 1998, we initiated a plan to increase new facility openings of our more profitable new fitness center prototype. The prototype is designed to cost less to build and maintain than our older facilities and, on average, provides almost 40% more useable space for our

members in the same average square footage. The new facilities are generally developed pursuant to long-term lease arrangements and currently require on average approximately $1.9 million per fitness center to fund leasehold improvements and exercise equipment. During 2000, we opened 14 of these facilities and a number were under construction at the end of the year.

Upgrade and Expand Existing Fitness Centers. In late 1997, we began to upgrade and expand many of our existing facilities and much of our exercise equipment beyond normal maintenance requirements. We invested extensively to refurbish and make major upgrades to the majority of our fitness centers, including adding and upgrading exercise equipment and refreshing interior and exterior finishes to improve club ambiance. We believe these upgrades will enable us to continue to attract and retain a strong membership base and more effectively capitalize on our marketing and administrative infrastructure.

Selectively Acquire Fitness Center Operations. Due to our relative size in a fragmented market, we are well positioned to identify opportunities to selectively acquire existing fitness center operations at attractive prices. During 2000, we acquired 13 fitness centers in the Portland, Oregon area, where we previously had no fitness centers, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania. These acquisitions continue to fit our strategic goals of expanding our reach, increasing penetration in key markets, and leveraging our overall fitness infrastructure.

Add Products and Services

Since mid-1997, we have been successfully increasing and diversifying our revenues by offering our members a number of new ancillary products and services. These strategic initiatives focused primarily on products and services delivered to members within our facilities and include:

Personal Training. We have added fee-based personal training services for members in most of our fitness centers. Since January 1997, we have added nearly 3,000 personal trainers to our staff and grown revenues from this service to $49.6 million in 2000. Our research indicates the availability of personal training services enhances the perceived value of membership, and we believe demand for these services is growing.

Retail Stores and Private-Label Nutritional Products. We began offering a private-label line of Bally-branded nutritional products to our members in mid-1997. These products currently include, among others:

- Meal replacement powders;

- Multi-vitamins;

- Creatine;

- Weight loss products;

- Energy, snack and high protein bars; and

- Ready-to-drink meal replacement shakes.

In mid-1999, the number of products offered was increased nearly three-fold, contributing to a nearly 80% increase in sales to over $19.0 million in 1999. In 2000, sales of these products totaled $34.5 million, a 74% increase over 1999. We continue to test market other nutritional products to further enhance and expand the product line. As a policy, we require suppliers of our nutritional products to maintain significant amounts of product liability insurance.

During 2000, we opened approximately 120 retail stores inside our fitness centers, bringing the total number of retail outlets within our fitness centers to approximately 340. For the year ended December 31, 2000, these stores contributed $30.6 million in revenue selling primarily nutritional products, workout apparel and related soft goods and accessories, including $8.4 million from Bally-branded nutritional products.

Sports Medicine Services. In 1998, we implemented a strategy to provide sports medicine services, including rehabilitative, chiropractic and massage therapy, in many of our fitness centers. We have

contracted with several third-party providers of these services and, as of December 31, 2000, offered these services in over 110 of our clubs.

Financial Services. In late 1995, in conjunction with a significant financial institution, we implemented a program offering selected members the opportunity to transfer the balance of their financed membership fee to a pre-approved Visa® account. We receive reimbursement from the program for telemarketing costs and share in the program profitability. As of December 31, 2000, over 195,000 credit cards have been issued. We continue to investigate and evaluate other opportunities to offer financial services to our members.

Membership Plans

We offer prospective members a choice of membership plans. These membership plans are distinguished primarily by their priority of access to in-club services and access to other fitness centers we operate, either locally or system wide. From time to time, we also offer special membership plans which limit a member's access to a single fitness center and to certain days and non-peak hours. The one-time initial membership fees for joining our fitness centers, excluding limited special offers and corporate programs, range from approximately $630 to $2,175 and can be financed for up to 36 months, subject to down payment requirements and state, provincial and local regulations. Generally, the initial membership fee is based on:

- The membership plan selected;

- The diversity of facilities and services available at the fitness center of enrollment;

- Market conditions; and

- Seasonal promotional strategies.

In addition to one-time initial membership fees, members generally pay monthly dues in order to maintain membership privileges. Monthly dues are generally fixed as to rate while the member is paying their financed initial membership fee and may increase thereafter, subject to stated terms and limits. At December 31, 2000, approximately 90% of our dues-paying members paid monthly dues ranging from $3.00 to $20.00 per month, with an average collected of approximately $8.00 per month. The average annual growth rate of our monthly dues revenues was over 11% from 1996 through 2000. We expect the annual increases in monthly dues revenues will continue due to the contractual terms of current membership plans. Additionally, we believe we can continue to increase monthly dues for our members who are beyond their initial financing period without material loss in membership. Recent experience has shown that over 75% of our members faced with a membership renewal decision for the first time made dues payments during their initial renewal period. Members making a renewal decision for subsequent periods renewed at a rate of over 88%.

Members electing to finance their one-time initial membership fees can choose from several payment methods and down payment options. We continue to focus on down payment levels and the method of payment as strategies to improve the quality of membership receivables. See "Account Servicing."

Financing of Initial Membership Fees

Generally, we offer financing terms of 36 months. Shorter terms are offered on a promotional basis or as required by applicable state or local regulations. Initial membership fees are financed at a fixed annual percentage rate, which generally is between 16% and 18%, except where limited by applicable state laws. Financed portions of initial membership fees may be prepaid without penalty at any time during the financing term. Based on experience in 2000, we expect in excess of 90% of all new memberships originated during 2001 will be financed to some extent.

We currently provide members with three payment methods for financed initial membership fees and monthly dues: electronic payments, monthly statements and coupon books. Members may change their

payments to an electronic or monthly statement method at any time. These methods are described as follows:

- *Electronic Payments.* This is the most popular method for payment of financed initial membership fees and monthly dues. Under this method, on approximately the same date each month, a fixed payment is either automatically (a) transferred from a member's bank account, or (b) charged to a member's designated credit card. Memberships sold where the member selected an electronic payment method consistently exceeds 70% of new memberships sold.

- *Monthly Statements.* We implemented a monthly statement program in October 1998. New members electing not to pay by an electronic payment method are sent monthly statements setting forth the amount due and owing for their initial membership fees and monthly dues. Members then remit payments to one of our member processing and collection centers.

- *Coupon Books.* This mechanism requires members to send payments and payment coupons to one of our member processing and collection centers. In October 1998, this payment option was discontinued in favor of monthly statements, as described above.

Minimum down payments are specified for financed initial membership fees to adequately defray both the initial account set-up cost as well as collection costs should the account become immediately delinquent. As a result, we cover the incremental cost of new membership processing and collection through the down payment and do not perform individual credit checks on members prior to sign up. We manage our credit risk by measuring, from past performance, the expected realizable value of financed initial membership fees for members paying by each of the aforementioned payment methods. For example, our historical analysis indicates the collection experience for electronic payments is approximately 50% better than coupon book accounts. As of December 31, 2000, approximately 65% of financed initial membership fees were being paid by electronic payment methods compared to 29% at December 31, 1992, when we first started emphasizing electronic payment methods for membership payments.

Fitness Centers

Most of our fitness centers are located near regional, urban and suburban shopping areas and business districts of major cities. Fitness centers vary in size, available facilities and types of services provided. All of our fitness centers contain a wide variety of state-of-the-art progressive resistance, cardiovascular and conditioning exercise equipment, as well as free weights. A member's use of a fitness center may include group exercise programs or personal training instruction stressing cardiovascular conditioning, strength development or improved appearance. We require completion of a comprehensive educational training program by our sales, fitness and service personnel. New members are offered orientations on the recommended use of exercise equipment by our personnel.

Our current prototype fitness center generally focuses on those fitness services our members most frequently use, such as well-equipped cardiovascular and advanced training areas along with a wide variety of group fitness classes. Services that receive a lower degree of member use, such as pools, running tracks, racquet courts or other athletic facilities are being deemphasized. Our prototype fitness center, which tends to range from 15,000 to 35,000 square feet, has recently averaged approximately 26,000 square feet and $1.8 million to construct, exclusive of purchased real estate and exercise equipment and net of landlord contributions. The prototype is designed to cost less to construct and maintain than our older facilities and has the capacity to accommodate significantly more members than older fitness centers of the same size because it focuses on the most widely used amenities. We generally invest approximately $400,000 ($300,000 through lease programs) for exercise equipment in a prototype fitness center. The fitness centers we developed in the 1980s average 35,000 square feet and often include a colorful workout area, sauna and steam facilities, a lap pool, free-weight rooms, aerobic exercise rooms, an indoor jogging track and, in some cases, racquetball or squash courts.

We continuously upgrade and expand our facilities in order to increase our membership base and more effectively capitalize on our marketing and administrative functions. Approximately $25 million is

invested annually to maintain and make minor upgrades to our existing facilities. These improvements include:

- Exercise equipment upgrades;

- Heating, ventilation and air conditioning and other operating equipment upgrades and replacements; and

- Locker room and workout area refurbishment.

In addition, we are in the later stages of the general refurbishment program begun three years ago to refurbish and make major expansions and/or upgrades to the majority of our fitness centers, including updating exercise equipment and decor to improve club ambiance. We have also invested over the past two years in new facilities generally based on our new fitness center prototype: 14 of these facilities opened in 2000 and 22 of these facilities opened in 1999. We expect to continue to open 20 to 25 fitness centers annually generally based on our prototype.

Presently five fitness centers in Upstate New York, including two facilities we previously owned, are operated by a third party, pursuant to a franchise agreement, under the service mark "Bally Total Fitness." We continue to seek additional franchise relationships in smaller markets.

Sales and Marketing

We devote substantial resources to the marketing and promotion of our fitness centers and their services. We believe strong marketing support is critical to attracting new members at both existing and new fitness centers. The majority of our fitness centers use the service mark "Bally Total Fitness," including 12 upscale centers fitness centers that are known as "Bally Sports Clubs." The nationwide use of the service mark enhances brand identity and adds advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened new facilities during the past few years that operate under upscale brands, including 10 fitness centers as "The Sports Clubs of Canada", eight as "Pinnacle Fitness" and five as "Gorilla Sports" and plan to further expand the use of these brands.

We operate fitness centers in over 50 major metropolitan areas representing over 62% of the United States population and 15% of the Canadian population. Over 300 of our fitness centers are located in the top 25 metropolitan areas in the United States. Concentrating our fitness centers in major metropolitan areas increases the efficiency of our marketing and advertising programs.

We spent $51.4 million, $47.8 million, and $45.0 million in 2000, 1999 and 1998, respectively, for advertising and promotion. Historically, we have primarily advertised on television and, to a lesser extent, through newspapers, telephone directories, direct mail, radio, outdoor signage and other promotional activities. Currently, we are placing greater emphasis on direct mail and other promotions based on extensive research activities we are undertaking.

Our sales and marketing programs emphasize the benefits of health, physical fitness and exercise by appealing to the public's desire to look and feel better. Advertisements are augmented with individual sales presentations made by sales personnel in our fitness centers. We believe the various membership and payment plans, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages.

Our marketing efforts also include corporate membership sales and in-club marketing programs. Open houses and other activities for members and their guests are used to foster member loyalty and introduce fitness centers to prospective members. Referral incentive programs involve current members in the process of new member enrollments and enhance member loyalty.

Direct mail reminders encourage renewal of existing memberships. We have approximately 160 employees within our regional member processing and collection centers dedicated primarily to inbound renewal programs and outbound telemarketing programs to existing members. Telemarketing is used, but not extensively, to attract prospective new members.

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We also attract membership interest from internet visitors to our home page at www.ballyfitness.com. At the end of 1999, we launched our redesigned website and have begun a concerted effort to develop strategic web-based partnerships. During 1999, 1.8 million unique users visited the site, resulting in the issuance of 49,000 guest passes and the collection of approximately 31,000 dues payments. During 2000 the level of activity increased substantially with over 4.0 million unique users visiting the site, resulting in the issuance of 110,000 guest passes and the collection of approximately 50,000 dues payments.

In 2000, we continued to benefit from new and existing strategic marketing alliances to heighten public awareness of our fitness centers and the Bally Total Fitness brand. Our licensed Bally Total Fitness line of portable exercise equipment is now carried in more than 3,000 retail stores in the United States and Canada. Existing strategic alliances with Visa USA, Incorporated, Mastercard, Time Warner, Sports Display, Inc., Pepsi-Cola Company, Sunkist Growers, Muzak LLC, and Novartis (Lamasil AT) have been joined in 2000 by new relationships with Kodak, Sprint, Kraft and Kellogg's. These alliances provide products for our members to use and/or sample as well as an incremental source of revenue for us.

Account Servicing

Membership contracts are administered and collected under uniform procedures implemented by our two member processing and collection centers. These centers enable us to centralize:

- Member service;

- Processing and collection of our membership accounts;

- Telemarketing; and

- Membership information systems.

All collections for past-due accounts are initially handled internally by the member processing and collection centers. We systematically pursue past-due accounts by utilizing a series of computer-generated correspondence and telephone contacts. Power dialer assisted collectors with varying levels of experience are responsible for handling delinquent accounts, depending on the period of delinquency. At 60 days past due, members are generally denied entry to the fitness centers. Delinquent accounts are generally written off after 90 or 180 days without payment, depending on delinquency history. Accounts that are written off are reported to credit reporting bureaus, and selected accounts are then sold to a third-party collection group.

We continue to investigate opportunities to enhance our collection efforts based on information provided by credit scoring and behavioral modeling, among others, which we believe will improve the yield from our membership receivables portfolio. We prioritize our collection approach based on credit scores and club usage, among others, at various levels of delinquency. By tailoring our membership collection approach to reflect a delinquent member's likelihood of payment, we believe that we can collect more of our membership receivables at a lower cost. We use a national bureau, which charges a nominal fee per account to credit score. We also believe that other collection techniques, such as monthly statements, which have been used since October 1998 for all new members who financed their initial membership fee and did not elect an electronic payment method, will result in better collection of our membership receivables.

Competition

We are the largest commercial operator of fitness centers in North America in terms of revenues, number of members, and number and square footage of facilities. We are the largest operator, or among the largest operators, of fitness centers in every major market in which we operate fitness centers. Within each market, we compete with other commercial fitness centers, physical fitness and recreational facilities established by local governments, hospitals, and businesses for their employees, the YMCA and similar organizations, and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight-reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with

entertainment and retail businesses for the discretionary income of our target markets. However, we believe our brand identity, operating experience, ability to allocate advertising and administration costs over all of our fitness centers, nationwide operations, purchasing power and account processing and collection infrastructure, provide us with distinct competitive advantages. We may not be able to continue to compete effectively in each of our markets in the future.

We believe competition has increased to some extent in certain markets, reflecting the public's enthusiasm for fitness and the decrease in the cost of entry into the market due to financing available from, among others, landlords, equipment manufacturers and private equity sources. We believe our brand identity is strong, membership plans are affordable and we have the flexibility to be responsive to economic conditions.

Our pursuit of new business initiatives, particularly the sale of nutritional products and apparel, has us competing against large, established companies with more experience selling products on a retail basis. In some instances, our competitors for these products have substantially greater financial resources than we have. We may not be able to compete effectively against these established companies.

Properties

At December 31, 2000, we operated approximately 385 fitness centers in 28 states and Canada. At December 31, 2000, we owned 49 fitness centers and leased either the land, building or both for the remainder of our fitness centers. Aggregate rent expense, including office and administrative space, was $106.7 million, $96.1 million and $91.4 million for 2000, 1999 and 1998, respectively. Most of our leases require us to pay real estate taxes, insurance, maintenance and, in the case of shopping center and office building locations, common-area maintenance fees. A limited number of leases also provide for percentage rental based on receipts. Various leases also provide for rent adjustments based on changes in the Consumer Price Index, most with limits provided to protect us from large increases in annual rental payments. Only one fitness center accounted for between 1% to 2% of our net revenues during 2000. We believe our properties are adequate for our current membership.

The leases for fitness centers we have entered into in the last five years generally provide for an original term of no less than 15 years and, in some cases, for 20 years. Most leases give us at least one five-year option to renew and often two or more such options.

Our executive offices are located in Chicago, Illinois. The lease expires in January 2003. We also lease space in Norwalk, California and Towson, Maryland for our member processing and collection centers.

Trademarks and Trade Names

The majority of our fitness centers use the service mark "Bally Total Fitness", including 12 upscale centers that are known as "Bally Sports Clubs." The nationwide use of the service mark enhances brand identity and adds advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened new facilities during the past few years that operate under upscale brands, including 10 fitness centers as "The Sports Clubs of Canada," eight as "Pinnacle Fitness" and five as "Gorilla Sports" and plan to further expand the use of these brands.

In October 2000, we purchased certain marks, including the "Bally Total Fitness" service mark, from their owner. Prior to this purchase, the marks were used pursuant to a long-term trademark license agreement.

Seasonality of Business

Historically, we experienced greater membership fee originations in the first quarter and lower membership fee originations in the fourth quarter. Our new products and services may have the effect of further increasing the seasonality of our business.

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Employees

At December 31, 2000, we had approximately 18,975 employees, including approximately 9,590 part-time employees. The distribution of our employees is summarized as follows:

- Approximately 17,965 employees are involved in fitness center operations, including sales personnel, instructors, personal trainers, supervisory and facility personnel;

- Approximately 840 employees are involved in the operation of our member processing and collection centers, including management information systems;

- Approximately 75 employees are product and service development and operations support personnel; and

- Approximately 95 employees are accounting, marketing, human resources, real estate, legal and administrative support personnel.

We are not a party to a collective bargaining agreement with any of our employees. Although we experience high turnover of non-management personnel, historically we have not experienced difficulty in obtaining adequate replacement personnel. Periodically, our sales personnel become somewhat more difficult to replace due, in part, to increased competition for skilled retail sales personnel.

Government Regulation

Our operations and business practices are subject to regulation at federal, state, provincial and local levels. The general rules and regulations of the Federal Trade Commission and of other federal, provincial state and local consumer protection agencies apply to our advertising, sales and other trade practices.

State and provincial statutes and regulations affecting the fitness industry have been enacted or proposed in all of the states and provinces in which we conduct business. Typically, these statutes and regulations prescribe certain forms and regulate the terms and provisions of membership contracts, including:

- Giving the member the right to cancel the contract, in most cases, within three business days after signing;

- Requiring an escrow for funds received from pre-opening sales or the posting of a bond or proof of financial responsibility; and, in some cases,

- Establishing maximum prices and terms for membership contracts and limitations on the financing term of contracts.

In addition, we are subject to numerous other types of federal, state and provincial regulations governing the sale, financing and collection of memberships, including, among others, the Truth-in-Lending Act and Regulation Z adopted thereunder, as well as state and provincial laws governing the collection of debts. These laws and regulations are subject to varying interpretations by a large number of state, provincial and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements and believe our activities are in substantial compliance with all applicable statutes, rules and decisions.

Under so-called "cooling-off" statutes in most states and provinces, new members of fitness centers have the right to cancel their memberships for a period of three to 10 days after the date the contract was entered into and are entitled to refunds of any payment made. The amount of time new members have to cancel their membership contract depends on the applicable state and provincial law. Further, our membership contracts provide that a member may cancel his or her membership at any time for qualified medical reasons or if the member relocates a certain distance away from a Bally fitness center. In addition, a membership may be canceled in the event of a member's death. The specific procedures for cancellation in these circumstances vary according to differing state and provincial laws. In each instance, the canceling

member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due upon cancellation, and we may offset that amount against any refunds owed.

We are a party to several state and federal consent orders. From time to time, we make minor adjustments to our operating procedures to comply with those consent orders. The consent orders essentially require continued compliance with applicable laws and require us to refrain from activities not in compliance with applicable laws.

The provision of rehabilitative and physical therapy services is affected by federal, state, provincial and local laws and regulations concerning the development and operation of physical rehabilitation health programs, licensing, certification and reimbursement and other matters, which may vary by jurisdiction and which are subject to periodic revision. These laws and regulations are summarized as follows:

- The opening and operation of a rehabilitation facility may require approval from state, provincial and/or local governments and re-licensing from time to time, both of which may be subject to a number of conditions. Further, professional and other personnel who provide rehabilitative and physical therapy services (e.g., chiropractors and physical therapists) may be subject to licensing requirements under state, provincial and/or local laws and regulations.

- A substantial number of recipients of rehabilitative and physical therapy services have fees paid by governmental programs, as well as private third-party payers. Governmental reimbursement programs such as Medicare and Medicaid generally require providers and services to meet certain standards promulgated by the federal and/or state government. Additionally, reimbursement levels by governmental and private third-party payers are subject to change, which could limit or reduce reimbursement levels and could have a material adverse effect on the demand for rehabilitative and physical therapy services.

- In a number of states and, in certain circumstances, pursuant to federal law, the referral of patients to rehabilitative and physical therapy services is subject to limitations imposed by law, the violation of which may, in certain circumstances, constitute a felony.

Federal and state governments continue to focus on health care reform and cost control. These proposals include cut-backs to Medicare and Medicaid programs. It is uncertain at this time what legislation and health care reform may ultimately be enacted or whether other changes in the administration or interpretation of government health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of government health care programs will not have a material adverse effect on the provision of rehabilitative and physical therapy services at our facilities.

Legal Proceedings

We are involved in various claims and lawsuits incidental to our business, including claims arising from accidents at our fitness centers. In the opinion of management, we are adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on our financial condition or results of operations. In addition, from time to time, customer complaints are investigated by governmental bodies. In the opinion of management, none of the complaints or investigations currently pending will have a material adverse effect on our financial condition or results of operations.

SELLING STOCKHOLDERS

The selling stockholders are the Estate of Arthur M. Goldberg and Nugget Partners, a partnership 94% beneficially owned by the Estate. Mr. Goldberg was Chairman of Bally from the spin-off of Bally by Bally Entertainment Corporation in January 1996 until his death in October 2000. The Estate beneficially owns 2,407,104 shares of common stock (including 2,207,104 shares to be obtained upon the exercise of outstanding warrants). Nugget Partners beneficially owns 184,075 shares of common stock. The selling

stockholders collectively beneficially own shares which constitute approximately 11% of our total issued and outstanding common stock. The selling stockholders are selling all shares of common stock they beneficially own in this offering. Lee S. Hillman, our Chairman, Chief Executive Officer and President, is one of three executors of the Estate. Mr. Hillman has been our President and Chief Executive Officer since 1996, on our board since 1992 and our Chairman since November 2000. Mr. Hillman has recused himself from all decisions made on behalf of the Estate with respect to the common stock.

Bally is a party to a registration rights agreement with the Estate. Pursuant to the registration rights agreement, we have agreed to pay all expenses incurred by the Estate in connection with the registration of the common stock, including associated attorneys' fees, but excluding any underwriting fees, discounts or commissions. We have also agreed to indemnify the Estate for all losses and expenses incurred by the Estate arising out of or based upon any untrue or alleged untrue statement of material fact in the registration statement or any omission or alleged omission required to be stated therein, unless such untrue statement or omission is based upon information furnished to us by the Estate. Similarly, the Estate has agreed to indemnify us and our officers, directors, and controlling persons against any losses and expenses incurred by them resulting from any untrue statement of material fact or omission of a material fact required to be stated in the registration statement, to the extent that such untrue statement or omission relates to any information with respect to the Estate furnished to us by the Estate in writing specifically for inclusion in the registration statement. We have a similar arrangement with respect to indemnity and fees with Nugget Partners.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Banc Alex. Brown Inc., Banc of America Securities LLC, William Blair & Company, L.L.C., CIBC World Markets Corp. and Jefferies & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Deutsche Banc Alex. Brown Inc.	
Banc of America Securities LLC	
William Blair & Company, L.L.C.	
CIBC World Markets Corp.	
Jefferies & Company, Inc.	
Total	4,000,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share to other dealers.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Bally and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Bally	$	$	$
Proceeds, before expenses, to the selling stockholders ...	$	$	$

We will not receive any of the proceeds from the sale of shares by the selling stockholders, except $11.6 million upon the exercise of warrants by the Estate. The expenses of the offering, not including the underwriting discounts, are estimated at $500,000 and are payable by us excluding any underwriting fees, discounts or commissions associated with the selling stockholders.

Overallotment Option

Bally has granted an option to the underwriters to purchase up to 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

Bally, the selling stockholders, Lee S. Hillman, Chairman of the Board of Directors, CEO and President of Bally, and John W. Dwyer, Executive Vice President, Chief Financial Officer and Treasurer of Bally, have agreed, subject to certain exceptions, not to sell or transfer any Bally common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

- offer, pledge, sell, or contract to sell any common stock;

- sell any option or contract to purchase any common stock;

- purchase any option or contract to sell any common stock;

- grant any option, right or warrant for the sale of any common stock;

- lend or otherwise dispose of or transfer any common stock;

- file a registration statement related to the common stock; or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lockup provision does not apply to up to 200,000 shares of common stock that we may issue in connection with potential acquisitions.

The lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK Selling Restrictions

Each underwriter has agreed that:

- it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

- it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

- it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

LEGAL MATTERS

The validity, authorization and issuance of the shares of common stock offered hereby will be passed upon for Bally by Kahn, Kleinman, Yanowitz & Arnson, Co., L.P.A., Cleveland, Ohio. Certain legal matters will be passed on for the underwriters by Latham & Watkins, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedule of Bally at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, a registration statement on Form S-3 under the Securities Act with respect to the shares to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information about Bally and the common stock to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information Bally has filed or files, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission, which you can access at *http://www.sec.gov*.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed the following documents with the Commission pursuant to the Exchange Act of 1934, as amended, which are incorporated herein by reference:

(1) Bally's Annual Report on Form 10-K for the year ended December 31, 2000 (file no. 0-27478); and

(2) the description of the common stock contained in Bally's Registration Statement on Form 8-A/A filed with the Commission on March 27, 1998 (file no. 0-27478).

All documents filed by Bally, pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference shall be modified or superseded by any information contained in this prospectus or in any other document filed later with the Commission, which modifies or supersedes such information. Any information that is modified or superseded shall become a part of this prospectus as the information has been so modified or superseded.

We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Secretary, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631, telephone (773) 380-3000.

(THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Bally Total Fitness Holding Corporation

We have audited the accompanying consolidated balance sheets of Bally Total Fitness Holding Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed at S-2. These financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Total Fitness Holding Corporation at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Summary of Significant Accounting Policies footnote to the consolidated financial statements, in 1999 the Company changed its method of accounting for start-up costs.

ERNST & YOUNG LLP

Chicago, Illinois
February 13, 2001

except for Subsequent events note, as to which the date is

March 7, 2001

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Balance Sheet

	December 31	
	2000	1999
	(In thousands)	
ASSETS		
Current assets:		
Cash and equivalents	$ 13,074	$ 23,450
Installment contracts receivable, net	286,053	246,966
Other current assets	61,516	46,185
Total current assets	360,643	316,601
Installment contracts receivable, net	273,421	239,177
Property and equipment, at cost:		
Land	39,703	35,105
Buildings	137,686	132,665
Leasehold improvements	596,197	519,269
Equipment and furnishings	220,551	168,969
	994,137	856,008
Accumulated depreciation and amortization	(435,860)	(382,897)
Net property and equipment	558,277	473,111
Intangible assets, less accumulated amortization of $72,071 and $64,554	153,113	137,156
Deferred income taxes	68,115	39,444
Deferred membership origination costs	114,129	106,195
Other assets	32,926	36,873
	$1,560,624	$1,348,557

See accompanying notes.

F-3

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Balance Sheet

	December 31	
	2000	**1999**
	(In thousands)	

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$ 54,819	$ 49,629
Income taxes payable	3,703	3,063
Deferred income taxes	49,217	40,933
Accrued liabilities	66,566	59,197
Current maturities of long-term debt	17,589	9,505
Deferred revenues	306,493	290,123
Total current liabilities	498,387	452,450
Long-term debt, less current maturities	674,349	593,903
Other liabilities	7,299	6,531
Deferred revenues	82,747	83,214

Stockholders' equity:
Preferred stock, $.10 par value; 10,000,000 shares authorized; none issued
Series A Junior Participating; 300,000 shares authorized; none issued
Common stock, $.01 par value; 60,200,000 shares authorized; 24,966,985

and 24,369,433 shares issued	249	243
Contributed capital	508,639	498,093
Accumulated deficit	(188,514)	(267,124)
Unearned compensation (restricted stock)	(11,757)	(7,978)
Common stock in treasury, at cost, 614,039 and 614,039 shares	(10,775)	(10,775)
Total stockholders' equity	297,842	212,459
	$1,560,624	$1,348,557

See accompanying notes.

F-4

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Statement of Income

	Year ended December 31		
	2000	1999	1998
	(In thousands, except share data)		
Net revenues:			
Membership revenues —			
Initial membership fees on financed memberships originated	$ 518,413	$ 465,443	$ 414,190
Initial membership fees on paid-in-full memberships originated	24,576	23,721	30,318
Dues collected	281,509	242,952	205,104
Change in deferred revenues	(12,395)	(4,078)	3,122
	812,103	728,038	652,734
Finance charges earned	68,462	59,449	50,160
Products and services	110,976	62,616	32,474
Miscellaneous revenue	15,607	10,995	8,976
	1,007,148	861,098	744,344
Operating costs and expenses:			
Fitness center operations	467,705	423,001	401,282
Products and services	72,364	41,570	22,409
Member processing and collection centers	43,883	41,213	41,024
Advertising	51,442	47,766	45,035
General and administrative	28,946	27,169	26,097
Provision for doubtful receivables	158,729	139,627	118,604
Depreciation and amortization	65,605	52,857	48,255
Change in deferred membership origination costs	(7,934)	(5,444)	(11,164)
	880,740	767,759	691,542
Operating income	126,408	93,339	52,802
Interest income	1,760	2,369	2,514
Interest expense	(62,058)	(52,394)	(41,494)
Other	(6,500)		
Income before income taxes and cumulative effect of a change in accounting principle	59,610	43,314	13,822
Income tax benefit (provision)	19,000	(870)	(525)
Income before cumulative effect of a change in accounting principle	78,610	42,444	13,297
Cumulative effect of a change in accounting principle		(262)	
Net income	$ 78,610	$ 42,182	$ 13,297
Basic earnings per common share:			
Income before cumulative effect of a change in accounting principle	$ 3.29	$ 1.81	$ .59
Cumulative effect of a change in accounting principle		(.01)	
Net income per common share	$ 3.29	$ 1.80	$ .59
Average common shares outstanding	23,858,486	23,382,288	22,424,172
Diluted earnings per common share:			
Income before cumulative effect of a change in accounting principle	$ 2.84	$ 1.56	$ .51
Cumulative effect of a change in accounting principle		(.01)	
Net income per common share	$ 2.84	$ 1.55	$ .51
Average diluted common shares outstanding (includes 3,793,551, 3,853,543 and 3,747,232 common equivalent shares in 2000, 1999 and 1998)	27,652,037	27,235,831	26,171,404

See accompanying notes.

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Statement of Stockholders' Equity

	Common stock		Contributed capital	Accumulated deficit	Unearned compensation (restricted stock)	Common stock in treasury	Total stockholders' equity
	Shares	Par value					
			(In thousands, except share data)				
Balance at December 31, 1997	20,575,092	$206	$392,718	$(322,603)	$	$	$ 70,321
Net income				13,297			13,297
Issuance of common stock through public offering	2,800,000	28	82,716				82,744
Issuance of common stock for acquisitions of businesses	230,769	2	3,423				3,425
Acquisition of business with treasury stock	11,061		42			310	352
Issuance of common stock under stock purchase and option plans	121,271	1	1,169				1,170
Issuance of common stock under long-term incentive plan	190,000	2	7,978		(7,978)		2
Purchases of common stock	(554,800)					(9,528)	(9,528)
Balance at December 31, 1998	23,373,393	239	488,046	(309,306)	(7,978)	(9,218)	161,783
Net income				42,182			42,182
Issuance of common stock for acquisitions of businesses	141,723	1	7,798				7,799
Issuance of common stock under stock purchase and option plans	310,578	3	2,249				2,252
Purchases of common stock	(70,300)					(1,557)	(1,557)
Balance at December 31, 1999	23,755,394	243	498,093	(267,124)	(7,978)	(10,775)	212,459
Net income				78,610			78,610
Issuance of common stock for acquisitions of business	295,151	3	4,691				4,694
Issuance/(cancellation) of common stock under long-term incentive plan (net)	90,000	1	3,779		(3,779)		1
Issuance of common stock under stock purchase and option plans	212,401	2	2,076				2,078
Balance at December 31, 2000	24,352,946	$249	$508,639	$(188,514)	$(11,757)	$(10,775)	$297,842

See accompanying notes.

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Statement of Cash Flows

	Year ended December 31		
	2000	1999	1998
	(In thousands)		
OPERATING:			
Income before extraordinary charge and cumulative effect of a change in accounting principle	$ 78,610	$ 42,444	$ 13,297
Adjustments to reconcile to cash provided (used) —			
Depreciation and amortization, including amortization included in interest expense	69,381	56,175	50,585
Provision for doubtful receivables	158,729	139,627	118,604
Change in operating assets and liabilities	(257,553)	(199,164)	(214,486)
Cash provided by (used in) operating activities	49,167	39,082	(32,000)
INVESTING:			
Purchases and construction of property and equipment	(108,394)	(119,089)	(76,432)
Acquisitions of businesses	(4,066)	(13,241)	(2,521)
Other, net		(5,680)	
Cash used in investing activities	(112,460)	(138,010)	(78,953)
FINANCING:			
Debt transactions —			
Proceeds from long-term borrowings	69,500	75,000	73,501
Repayments of long-term debt	(18,661)	(11,274)	(30,871)
Debt issuance costs		(6,425)	(3,362)
Cash provided by debt transactions	50,839	57,301	39,268
Equity transactions —			
Proceeds from issuance of common stock through public offering			82,744
Proceeds from issuance of common stock upon exercise of stock options and stock purchase plans	2,078	2,252	1,172
Purchases of common stock for treasury		(1,557)	(9,528)
Cash provided by financing activities	52,917	57,996	113,656
Increase (decrease) in cash and equivalents	(10,376)	(40,932)	2,703
Cash and equivalents, beginning of year	23,450	64,382	61,679
Cash and equivalents, end of year	$ 13,074	$ 23,450	$ 64,382

See accompanying notes.

F-7

BALLY TOTAL FITNESS HOLDING CORPORATION
Consolidated Statement of Cash Flows — (continued)

	Years ended December 31		
	2000	1999	1998
		(In thousands)	
SUPPLEMENTAL CASH FLOWS INFORMATION:			
Changes in operating assets and liabilities, net of effects from acquisitions or sales, were as follows —			
Increase in installment contracts receivable	$(231,753)	$(203,644)	$(196,990)
Increase in other current and other assets	(14,599)	(8,987)	(3,765)
Increase in deferred membership origination costs	(7,934)	(5,444)	(11,164)
Increase in accounts payable	5,190	10,076	3,689
Increase (decrease) in income taxes payable	(20,132)	455	607
Increase (decrease) in accrued and other liabilities	(720)	4,302	(3,741)
Increase (decrease) in deferred revenues	12,395	4,078	(3,122)
	$(257,553)	$(199,164)	$(214,486)
Cash payments for interest and income taxes were as follows —			
Interest paid	$ 61,982	$ 49,612	$ 40,029
Interest capitalized	(3,959)	(1,449)	(540)
Income taxes paid (refunded), net	1,132	415	(83)
Investing and financing activities exclude the following non-cash transactions —			
Acquisition of property and equipment through capital leases/borrowings	$ 28,892	$ 25,118	$ 9,968
Acquisitions of businesses with common stock	4,695	7,800	3,425
Acquisition of business with treasury stock			352
Common stock issued under long-term incentive plan	3,779		7,978
Debt, including assumed debt, related to acquisitions of businesses	7,577	26,393	

See accompanying notes.

(All dollar amounts in thousands, except share data)

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries that it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with approximately 385 facilities concentrated in 28 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan areas in the United States and Canada. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of those instruments.

Property and equipment

Depreciation of buildings, equipment and furnishings (including assets under capital leases) is provided on the straight-line method over the estimated economic lives of the related assets. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the lease periods. Depreciation and amortization of property and equipment was $57,875, $47,580 and $41,788 for 2000, 1999 and 1998, respectively.

Deferred finance costs

Deferred finance costs are amortized over the terms of the related debt using the bonds outstanding method. Included in "Other assets" at December 31, 2000 and 1999 were deferred finance costs of $10,880 and $14,252, respectively, net of accumulated amortization of $10,368 and $6,761, respectively.

Intangible assets

Intangible assets consist principally of cost in excess of net assets of acquired businesses (goodwill), which is being amortized on the straight-line method over periods ranging up to 40 years from dates of acquisition, and amounts assigned to acquired operating lease rights, which are being amortized on the straight-line method over the remaining lease periods. The Company evaluates annually whether the remaining estimated useful life of goodwill may warrant revision or the remaining balance of goodwill may not be recoverable, generally considering expectations of future profitability and cash flows (undiscounted and without interest charges) on a consolidated basis. If the sum of the Company's expected future cash flows were less than the carrying value of the Company's long-lived assets and identifiable intangibles, an impairment loss would be recognized equal to the amount by which the carrying value of the Company's long-lived assets and identifiable intangibles exceeded their fair value. Based on present operations and strategic plans, the Company believes that no impairment of goodwill existed at December 31, 2000. However, if future operations do not perform as expected, or if the Company's strategic plans for its business were to change, a reduction in the carrying value of these assets may be required.

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

Membership revenue recognition

The Company's fitness centers primarily offer a dues membership, which permits members, upon paying an initial membership fee, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Initial membership fees may be paid in full when members join or may be financed via installment contracts over periods ranging up to 36 months. Revenues from initial membership fees (net of any related allowances) are deferred and recognized ratably over the weighted-average expected life of the memberships, which for paid-in-full memberships and financed memberships sold have been calculated to be 36 months and 22 months, respectively. Costs directly related to the origination of memberships (substantially all of which are sales commissions paid, which are included in "Fitness center operations") are also deferred and are amortized using the same methodology as for initial membership fees described above. The allowance for cancellations of memberships under so-called "cooling-off" statutes in most states, contractually permitted cancellations and first payment defaults is charged directly against membership revenue. The provision for doubtful receivables represents the allowance for all other uncollectible memberships. Dues revenue is recorded as monthly services are provided. Accordingly, when dues are prepaid, the prepaid portion is deferred and recognized over the applicable term. Installment contracts bear interest at, or are adjusted for financial accounting purposes at the time the contracts are sold to, rates for comparable consumer financing contracts. Unearned finance charges are amortized over the term of the contracts on the sum-of-the-months-digits method, which approximates the interest method.

Components of deferred revenues as of December 31, 2000 and 1999 are as follows:

	2000			1999		
	Current	Long-term	Total	Current	Long-term	Total
Financed initial membership fees deferred	$236,216	$53,437	$289,653	$221,664	$51,468	$273,132
Paid-in-full initial membership fees deferred	19,231	13,262	32,493	23,823	14,890	38,713
Prepaid dues	51,046	16,048	67,094	44,636	16,856	61,492
	$306,493	$82,747	$389,240	$290,123	$83,214	$373,337

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

Components of the change in deferred revenues for the years ended December 31, 2000, 1999 and 1998 are as follows:

	2000	1999	1998
Financed initial membership fees:			
Originating	$(518,413)	$(465,443)	$(414,190)
Less provision for doubtful receivables	158,729	139,627	118,604
Originating, net	(359,684)	(325,816)	(295,586)
Recognized	343,015	302,723	258,748
Increase in deferral	(16,669)	(23,093)	(36,838)
Paid-in-full initial memberships fees:			
Originating	(24,576)	(23,721)	(30,318)
Recognized	30,796	44,700	68,780
Decrease in deferral	6,220	20,979	38,462
(Increase) decrease in prepaid dues, exclusive of dues related to acquired businesses	(1,946)	(1,964)	1,498
Change in deferred revenues	$ (12,395)	$ (4,078)	$ 3,122

Components of the change in deferred membership origination costs for the years ended December 31, 2000, 1999 and 1998 are as follows:

	2000	1999	1998
Incurred	$(121,186)	$(109,089)	$(99,302)
Amortized	113,252	103,645	88,138
Change in deferred membership origination costs	$ (7,934)	$ (5,444)	$(11,164)

Earnings per common share

Basic earnings per common share is computed by dividing income before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle and net income by the weighted-average number of shares of common stock outstanding during each year, which totaled 23,858,486 shares, 23,382,288 shares and 22,424,172 shares for 2000, 1999 and 1998, respectively. Diluted earnings per common share is computed by dividing income before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle and net income by the weighted-average number of shares of common stock and common stock equivalents outstanding during each year, which totaled 27,652,037 shares, 27,235,831 shares and 26,171,404 shares for 2000, 1999 and 1998, respectively. Common stock equivalents represent the dilutive effect of the assumed exercise of outstanding warrants and stock options and the conversion of exchangeable notes. Common stock equivalents increased the weighted-average number of shares outstanding for diluted earnings per common share by 3,793,551 shares, 3,853,543 shares and 3,747,232 shares for 2000, 1999 and 1998, respectively.

Cumulative effect of a change in accounting principle

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting the Costs of Start-up Activities, and was effective beginning on January 1, 1999. SOP 98-5 required that start-up costs, including organization costs capitalized prior to January 1, 1999, be written off and any future start-up costs be expensed as incurred. The Company's unamortized start-up

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

costs at January 1, 1999 were written off and reported as a cumulative effect of a change in accounting principle, net of tax.

Acquisitions

During 2000, we acquired 13 fitness centers in the Portland, Oregon area, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania.

Trademarks

In 2000, we purchased certain marks, including the "Bally Total Fitness" service mark, from their owner. Prior to this purchase, the marks were used pursuant to a long-term trademark license agreement.

Investments

In the fourth quarter of 2000, a non-cash charge of $6.5 million was recorded for the write off of third-party internet investments.

Installment contracts receivable

	2000	1999
Current:		
Installment contracts receivable	$403,777	$355,029
Unearned finance charges	(49,601)	(41,515)
Allowance for doubtful receivables and cancellations	(68,123)	(66,548)
	$286,053	$246,966
Long-term:		
Installment contracts receivable	$361,812	$319,034
Unearned finance charges	(24,237)	(20,367)
Allowance for doubtful receivables and cancellations	(64,154)	(59,490)
	$273,421	$239,177

The carrying amount of installment contracts receivable at December 31, 2000 and 1999 approximates fair value based on discounted cash flow analyses, using interest rates in effect at the end of each year comparable to similar consumer financing contracts.

Accrued liabilities

	2000	1999
Payroll and benefit-related liabilities	$ 25,805	$ 21,436
Interest	7,451	7,165
Taxes other than income taxes	7,998	10,133
Other	25,312	20,463
	$ 66,566	$ 59,197

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

Long-term debt

	2000	1999
Nonsubordinated:		
Securitization facility	$160,000	$160,000
Term loan, due 2004	74,000	75,000
Revolving credit facility	69,500	
Capital lease obligations	42,500	24,559
Other secured and unsecured obligations	47,084	45,164
Subordinated:		
9⅞% Series B Senior Subordinated Notes due 2007	236	236
9⅞% Series D Senior Subordinated Notes due 2007, less unamortized discount of $1,146 and $1,487	298,618	298,449
Total long-term debt	691,938	603,408
Current maturities of long-term debt	(17,589)	(9,505)
Long-term debt, less current maturities	$674,349	$593,903

In November 1999, the Company amended its three-year bank credit facility, increasing the aggregate amount available to $175,000, consisting of a five-year, $75,000 term loan due November 2004 and a $100,000 three-year revolving credit facility maturing November 2002. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30,000. At December 31, 2000, $69,500 had been drawn on the revolving credit facility and outstanding letters of credit totaled $4,613. The rate of interest on borrowings is at the Company's option, generally based upon either the agent bank's prime rate plus 1.75% or a Eurodollar rate plus 2.75% for the revolving credit facility and the agent bank's prime rate plus 2.50% or a Eurodollar rate plus 3.50% for the term loan. A fee of 1.75% on outstanding letters of credit is payable quarterly. A commitment fee of one-half of 1% is payable quarterly on the unused portion of the revolving credit facility. The credit facility is secured by substantially all real and personal property (excluding installment contracts receivable) of the Company. The $75,000 term loan is repayable in 20 quarterly installments of $250 commencing March 31, 2000, with the final installment of $70,250 due in November 2004.

In December 1996, the Company refinanced its securitization facility by completing a private placement of asset-backed securities (the "Securitization") pursuant to which $145,500 of 8.43% Accounts Receivable Trust Certificates and $14,500 of Floating Rate Accounts Receivable Trust Certificates (the "Floating Certificates") were issued as undivided interests in the H&T Master Trust (the "Trust"). In April 1999, the Company amended the Securitization, extending the initial maturity to July 2001. The Floating Certificates bear interest (9.72%, 9.47% and 8.11% at December 31, 2000, 1999 and 1998, respectively) at 3.01% above the London Interbank Offer Rate ("LIBOR"), with the LIBOR rate on the Floating Certificates capped at 8.99% pursuant to an interest rate cap agreement. The Trust was created for the issuance of asset-backed securities and was formed pursuant to a pooling and servicing agreement. The Trust includes a portfolio of substantially all of the Company's installment contracts receivable from membership sales and the proceeds thereof. The amount by which installment contracts receivable in the Trust exceeds the $160,000 principal amount of certificates issued by the Trust is generally retained by the Company.

The Company services the installment contracts receivable held by the Trust and earns a servicing fee which approximates the servicing costs incurred by the Company. Through July 2001, the principal amount of the certificates remains fixed, and collections of installment contracts receivable flow through to

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

the Company in exchange for the securitization of additional installment contracts receivable, except that collections are first used to fund interest requirements. The amortization period commences in August 2001, after which collections of installment contracts receivable will be used first to fund interest requirements and then to repay principal on the certificates. The amortization period ends upon the earlier to occur of the certificates being repaid in full or August 2004.

The Company leases certain fitness center facilities and equipment under capital leases expiring in periods ranging from one to 20 years. Included in "Property and equipment" at December 31, 2000 and 1999 were assets under capital leases of $49,218 and $30,823, respectively, net of accumulated amortization of $15,018 and $8,840, respectively.

In December 1998, the Company, through a private placement, issued $75,000 aggregate principal amount of 9⅞% Series C Senior Subordinated Notes due 2007 (the "Series C Notes") at a discount to yield an interest rate of 10.2%. The Series C Notes were *pari passu* with the $225,000 Series B Notes issued in 1997.

In June 1999, the Company exchanged the Series B and Series C Notes for a like principal amount of 9⅞% Series D Senior Subordinated Notes due 2007 (the "Series D Notes"). The terms of the Series D Notes are substantially identical to the terms of the Series B and Series C Notes. The Series D Notes are not subject to any sinking fund requirement but may be redeemed beginning in October 2002, in whole or in part, with premiums ranging from 4.9% in 2002 to zero in 2005 and thereafter. The payment of the Series D and the Series B Notes not exchanged is subordinated to the payment in full of all senior indebtedness of the Company, as defined (approximately $392,000 at December 31, 2000).

The revolving credit agreement and the indentures for the 9⅞% Series B and Series D Notes contain covenants that, among other things and subject to certain exceptions, restrict the ability of the Company to incur additional indebtedness, pay dividends, prepay certain indebtedness, dispose of certain assets, create liens and make certain investments or acquisitions. The revolving credit agreement also requires the maintenance of certain financial covenants.

Maturities of long-term debt and future minimum payments under capital leases, together with the present value of future minimum rentals as of December 31, 2000, are as follows:

	Long-term debt	Capital leases	Total
2001	$ 7,059	$14,278	$ 21,337
2002	156,426	12,732	168,158
2003	100,110	10,438	109,548
2004	77,097	5,912	12,009
2005	2,499	3,509	79,008
Thereafter	306,247	11,908	318,155
	649,438	58,777	708,215
Less amount representing interest		(16,277)	(16,277)
	$649,438	$42,500	$691,938

The fair value of the Company's long-term debt at December 31, 2000 and 1999 approximates its carrying amount except for the Company's subordinated debt, which had a fair market value (based on quoted market prices) of $282,750 and $289,500 at December 31, 2000 and 1999, respectively. The fair

F-14

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

values are not necessarily indicative of the amounts the Company could acquire the debt for in a purchase or redemption.

Income taxes

The income tax provision (benefit) applicable to income before income taxes and cumulative effect of a change in accounting principle consists of the following:

	2000	1999	1998
Deferred	$ 22,438	$16,950	$6,180
Reversal of valuation allowance	(42,704)	(16,950)	(6,180)
State and other (all current)	1,266	870	525
	$(19,000)	$ 870	$ 525

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial accounting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2000 and 1999, along with their classification, are as follows:

	2000		1999	
	Assets	Liabilities	Assets	Liabilities
Installment contract revenues	$	$ 74,506	$	$ 63,585
Amounts not yet deducted for tax purposes:				
Bad debts	53,273		51,759	
Other	9,923		11,042	
Amounts not yet deducted for book purposes:				
Deferred membership origination costs		46,849		43,436
Depreciation and capitalized costs	2,840		4,143	
Tax loss carryforwards	210,457		211,266	
Other, net		19,897		13,996
	276,493	$141,252	278,210	$121,017
Valuation allowance	(116,343)		(158,682)	
	$ 160,150		$ 119,528	
Current	$ 27,465	$ 76,682	$ 22,841	$ 63,774
Long-term	132,685	64,570	96,687	57,243
	$ 160,150	$141,252	$ 119,528	$121,017

Federal tax loss and Alternative Minimum Tax ("AMT") credit carryforwards were allocated to the Company from Bally Entertainment Corporation (its former parent) pursuant to U.S. Treasury Regulations. The amount of carryforwards allocated to the Company may ultimately be different as a result of Internal Revenue Service ("IRS") adjustments. At December 31, 2000, estimated federal AMT credit and tax loss carryforwards of $3,253 and $472,731, respectively, have been recorded by the Company. The AMT credits can be carried forward indefinitely, while the tax loss carryforwards expire through 2020. In addition, the Company has substantial state tax loss carryforwards, which began to expire in 2000 and fully expire through 2020. Based upon the Company's past performance and the expiration

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

dates of its carryforwards, the ultimate realization of all of the Company's deferred tax assets cannot be assured. Accordingly, a valuation allowance has been recorded to reduce deferred tax assets to a level which, more likely than not, will be realized. Included in the deferred tax asset and valuation allowance is $3,768 resulting from the exercise of stock options and the Company sponsored stock purchase plan. The related benefit will be included as additional paid-in capital.

In accordance with SFAS No. 109 Accounting for Income Taxes, the Company reviewed the likelihood of realizing the future benefits of tax loss carryforwards. Based on consistent and growing profitability over the past three years and reasonably expected continuation of these trends, the Company reduced its tax valuation allowance against net operating losses realized in prior periods by $20,000 during the third quarter of 2000. This adjustment decreased the income tax provision, increasing net income. The Company will continue to review and evaluate the remaining valuation allowance periodically.

A reconciliation of the income tax provision (benefit) with amounts determined by applying the U.S. statutory tax rate to income before income taxes and cumulative effect of change in accounting principle is as follows:

	2000	1999	1998
Provision at U.S. statutory tax rate (35%)	$ 20,863	$ 15,068	$ 4,838
Add (deduct):			
Benefit for change in valuation allowance	(42,704)	(16,950)	(6,180)
State income taxes, net of related federal income tax effect and valuation allowance	822	517	341
Amortization of cost in excess of acquired assets	1,953	1,643	1,419
Other, net	66	592	107
Income tax provision (benefit)	$(19,000)	$ 870	$ 525

Stockholders' equity

The Series A Junior Participating Preferred Stock, $.10 par value (the "Series A Junior Stock"), if issued, will have a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per share of the Company's common stock, par value $.01 per share, ("Common Stock") during the related quarter. In the event of liquidation, the holders of the shares of Series A Junior Stock will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per share of Common Stock. Each share of Series A Junior Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

The Board of Directors of the Company adopted a stockholders rights plan (the "Stockholder Rights Plan") and issued and distributed a stock purchase right ("Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Stock at a price of $40.00 per one one-hundredth of a share of Series A Junior Stock, subject to adjustment (the "Purchase Price").

The Rights are not exercisable or transferable apart from the Common Stock until the occurrence of one of the following: (i) 10 days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

Acquiring Person) after the date of public announcement that a person (other than an Exempt Person, as defined below) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (15% for certain institutional holders) (an "Acquiring Person"), or (ii) 10 days after the date of the commencement of a tender offer or exchange offer by a person (other than an Exempt Person) or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding shares of Common Stock. "Exempt Persons" include the Company, any subsidiary of the Company, employee benefit plans of the Company, directors of the Company on January 5, 1996 who are also officers of the Company, Bally Entertainment Corporation and any person holding the warrant to purchase 2,942,805 shares of Common Stock initially issued to Bally Entertainment Corporation.

In the event that, at any time after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with or merges with or into any person and is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but the shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution and expire on January 5, 2006. The Company may redeem or exchange all, but not less than all, of the Rights at a price of $.01 per Right, payable in cash or Common Stock, at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

At December 31, 2000, 8,011,124 shares of Common Stock were reserved for future issuance (3,192,805 shares in connection with outstanding warrants and 4,818,319 shares in connection with certain stock plans).

Warrants

In July 1997, in connection with a $7,500 bridge loan provided to the Company by an affiliate of an underwriter of the August 1997 public offering of Common Stock, the Company issued warrants entitling the affiliate to acquire 250,000 shares of Common Stock at an exercise price of $10.05 per share, expiring in July 2002.

The Company has issued warrants, which as of December 31, 2000, were held by the Estate of our former Chairman and our Chairman of the Board of Directors, President and Chief Executive Officer, entitling them to acquire 2,942,805 shares of Common Stock at an exercise price of $5.26 per share. The warrants expire December 2005.

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

Stock plans

In January 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of non-qualified stock options to non-employee directors of the Company.

Initially, 100,000 shares of Common Stock were reserved for issuance under the Directors' Plan and, at December 31, 2000, 40,000 shares of Common Stock were available for future grant under the Directors' Plan. Stock options may not be granted under the Directors' Plan after January 3, 2006.

Pursuant to the Directors' Plan, non-employee directors of the Company are granted an option to purchase 5,000 shares of Common Stock upon the commencement of service on the Board of Directors, with another option to purchase 5,000 shares of Common Stock granted on the second anniversary thereof. Additional grants of options may be made from time to time pursuant to the Directors' Plan. In December 2000, options to purchase 5,000 shares of Common Stock were granted to each non-employee director of the Company. Options under the Directors' Plan are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Option grants under the Directors' Plan become exercisable in three equal annual installments commencing one year from the date of grant and have a 10-year term.

Also in January 1996, the Board of Directors of the Company adopted the 1996 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of non-qualified stock options, incentive stock options and compensatory restricted stock awards (collectively "Awards") to officers and key employees of the Company. Initially, 2,100,000 shares of Common Stock were reserved for issuance under the Incentive Plan. In November 1997, June 1999 and December 2000, the Incentive Plan was amended to increase the aggregate number of shares of Common Stock that may be granted under the Incentive Plan to an aggregate of 6,100,000 shares. At December 31, 2000, 1,328,419 shares of Common Stock were available for future grant under the Incentive Plan. Awards may not be granted under the Incentive Plan after January 3, 2006.

Pursuant to the Incentive Plan, non-qualified stock options are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the Common Stock at the date of grant. Option grants become exercisable at the discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee"), generally in three equal annual installments commencing one year from the date of grant. Option grants in 2000, 1999 and 1998 have 10-year terms.

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

A summary of 2000, 1999 and 1998 stock option activity under the Directors' Plan and Incentive Plan is as follows:

	Number of shares represented by options	Weighted-average price	Range of exercise prices
Outstanding at December 31, 1997 — 391,820 of which were exercisable	1,904,461	$ 8.88	$ 4.13 – 17.56
Granted..................................	664,000	20.73	18.50 – 36.00
Exercised	(78,645)	5.89	4.13 – 17.56
Forfeited	(20,991)	9.40	4.13 – 18.50
Outstanding at December 31, 1998 — 970,136 of which were exercisable	2,468,825	12.16	4.13 – 36.00
Granted..................................	780,450	32.01	24.38 – 32.94
Exercised	(266,584)	5.31	4.13 – 18.50
Forfeited	(51,595)	17.59	4.13 – 36.00
Outstanding at December 31, 1999 — 1,508,120 of which were exercisable	2,931,096	17.97	4.13 – 36.00
Granted..................................	636,350	27.92	26.25 – 27.94
Exercised	(171,741)	9.15	4.13 – 18.50
Forfeited	(68,525)	25.24	4.13 – 36.00
Outstanding at December 31, 2000 — 1,996,650 of which are exercisable	3,327,180	20.18	4.13 – 36.00

The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.

Had compensation cost been determined for the Company's stock option portion of the plans based on the fair value at the grant dates for awards under those plans consistent with the alternative method set forth under SFAS No. 123, the Company's pro forma net income would be:

	2000	1999	1998
Net income			
As reported..	$78,610	$42,182	$13,297
Pro forma	73,976	39,193	11,266
Basic earnings per common share			
As reported..	3.29	1.80	0.59
Pro forma	3.10	1.68	0.50
Weighted-average fair value of options granted.................	12.80	14.70	8.11

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998: risk-free interest

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

rate of 5.07%, 6.48% and 4.72%, respectively; no dividend yield; volatility factor of the expected market price of the common stock of 0.445, 0.414 and 0.356, respectively; and a weighted-average expected life of the options of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Pursuant to the Incentive Plan, restricted stock awards are rights granted to an employee to receive shares of stock without payment but subject to forfeiture and other restrictions as set forth in the Incentive Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. Except as otherwise determined by the Compensation Committee, the restrictions and risks of forfeiture will lapse in three equal annual installments commencing one year after the date of grant.

In 1998 and 2000, the Compensation Committee awarded 190,000 shares and 125,000 shares, respectively, of restricted Common Stock to certain key executives of the Company. These shares were issued in the employee's name and are held by the Company until the restrictions lapse. The restrictions on these shares lapse upon a change in control of the Company, the employee's death, termination of employment due to disability or the first date prior to December 31, 2002 which follows seven consecutive trading days on which the trading price equals or exceeds the targeted stock price of $42 per share. As of December 31, 2000, no compensation expense has been recognized. Unearned compensation of $11,757 is included in stockholders' equity.

In November 1997, the Board of Directors of the Company adopted the Bally Total Fitness Holding Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides for the purchase of Common Stock by eligible employees (as defined) electing to participate in the plan. The stock can generally be purchased semi-annually at a price equal to the lesser of: (i) 95% of the fair market value of the Common Stock on the date when a particular offering commences or (ii) 95% of the fair market value of the Common Stock on the date when a particular offering expires. For each offering made under the Stock Purchase Plan, each eligible employee electing to participate in the Stock Purchase Plan will automatically be granted shares of Common Stock equal to the number of full shares which may be purchased from the employee's elected payroll deduction, with a maximum payroll deduction equal to 10% of eligible compensation, as defined. The first offering under the Stock Purchase Plan commenced on January 1, 1998 and expired on March 31, 1998. Thereafter, offerings shall commence on each April 1 and October 1 and expire on the following September 30 and March 31, respectively, until the Stock Purchase Plan is terminated or no additional shares are available for purchase. At December 31, 2000, 122,720 shares of Common Stock were available for future purchases under the Stock Purchase Plan. Pursuant to APB No. 25, no expense was recorded by the Company in connection with this plan.

Savings plans

The Company sponsors several defined contribution plans that provide retirement benefits for certain full-time employees. Eligible employees may elect to participate by contributing a percentage of their pre-tax earnings to the plans. Employee contributions to the plans, up to certain limits, are matched in various

BALLY TOTAL FITNESS HOLDING CORPORATION
Notes to Consolidated Financial Statements — (continued)
(All dollar amounts in thousands, except share data)

percentages by the Company. The Company's matching contributions related to the plans totaled $1,579, $1,412 and $1,312 for 2000, 1999 and 1998, respectively.

Commitments and Contingencies

Operating leases

The Company leases various fitness center facilities, office facilities, and equipment under operating leases expiring in periods ranging from one to 25 years, excluding optional renewal periods. Certain of the leases contain contingent rental provisions generally related to cost-of-living criteria or revenues of the respective fitness centers. Rent expense under operating leases was $107,917, $97,542 and $92,816 for 2000, 1999 and 1998, respectively.

Minimum future rent payments under long-term noncancellable operating leases in effect as of December 31, 2000, exclusive of taxes, insurance, other expenses payable directly by the Company and contingent rent, are $103,092, $115,377, $112,776, $109,355 and $105,108 for 2001 through 2005, respectively, and $562,669 thereafter.

Included in the amounts above are leases with real estate partnerships in which certain of the Company's former executive officers had ownership interests. Rent expense under these leases was $169 in 1998.

Litigation

The Company is involved in various claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company. In addition, from time to time, customer complaints are investigated by governmental bodies. In the opinion of management, none of the complaints or investigations currently pending will have a material adverse effect on our financial condition or results of operations.

Subsequent events

In February 2001, we filed a registration statement to sell 1,408,821 shares of our common stock to the public and 2,591,179 shares owned by the Estate of Arthur M. Goldberg (our former Chairman) and a partnership 94% beneficially owned by the Estate. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders, except upon the exercise of the warrants to purchase common stock held by the Estate. At an assumed public offering price of $29.60 per share (based on the closing price of a share of common stock on March 6, 2001), the net proceeds to be received by us from the sale of shares of common stock (after deducting the underwriting discount and estimated expenses payable by us) are approximately $50.6 million (including proceeds of $11.6 million from the exercise of warrants by one of the selling stockholders). We intend to use the proceeds from the offering for general corporate and working capital purposes, principally debt reduction.

In March 2001, we sold to a major financial institution approximately 8% of our receivables portfolio at net book value. We received initial proceeds of approximately $45.0 million from this transaction, which was used to reduce debt. The transaction includes future profit participation by Bally based on actual collection experience. We continue to investigate and evaluate similar and alternative strategies to monetize the remainder of our receivables portfolio.

BALLY TOTAL FITNESS HOLDING CORPORATION
Quarterly Consolidated Financial Information (unaudited)

	Quarter ended							
	March 31		June 30		September 30		December 31	
	2000	1999	2000	1999	2000	1999	2000	1999
	(In millions, except share data)							
Net revenues	$249.3	$208.4	$250.9	$209.5	$254.8	$219.1	$252.2	$224.1
Operating income	29.8	18.3	31.7	21.1	32.4	25.1	32.5	28.8
Income before cumulative effect of a change in accounting principle	15.3	6.7	15.9	9.1	35.9	12.2	11.5	14.4
Cumulative effect of a change in accounting principle		(0.2)						
Net income	15.3	6.5	15.9	9.1	35.9	12.2	11.5	14.4
Basic earnings per common share: Income before cumulative effect of a change in accounting principle....................	$ .65	$ .29	$ .67	$ .39	$ 1.50	$ .52	$ .48	$ .61
Cumulative effect of a change in accounting principle		(.01)						
Net income	.65	.28	.67	.39	1.50	.52	.48	.61
Diluted earnings per common share: Income before cumulative effect of a change in accounting principle....................	$ .56	$ .25	$ .58	$ .34	$ 1.30	$ .45	$ .41	$ .53
Cumulative effect of a change in accounting principle		(.01)						
Net income	.56	.24	.58	.34	1.30	.45	.41	.53

4,000,000 Shares



Bally Total Fitness Holding Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Deutsche Banc Alex. Brown

Banc of America Securities LLC

William Blair & Company

CIBC World Markets

Jefferies & Company, Inc.

, 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth expenses in connection with the issuance of the Common Stock being registered. All of the amounts shown are estimates, except the registration fee:

SEC registration fee	$ 34,109
NASD filing fee	14,144
New York Stock Exchange filing fee	44,300
Accounting fees and expenses	100,000
Legal fees and expenses	125,000
Blue Sky fees and expenses	5,000
Printing and engraving expenses	150,000
Miscellaneous expenses	27,447
Total	$500,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits the indemnification of the directors and officers of Bally. Bally's By-laws provide that it will indemnify its officers, directors, employees and agents to the extent permitted by the Delaware General Corporation Law.

Bally's Certificate of Incorporation provides for the indemnification of directors and officers of Bally, and persons who serve or served at the request of Bally as a director, officer, employee or agent of another corporation, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties in amounts paid or to be paid in settlement) reasonably incurred with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, provided, however, Bally shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by Bally's Board of Directors. In the event a claim for indemnification by any person has not been paid in full by Bally after written request has been received, the claimant may at any time thereafter bring suit against Bally to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. The right to indemnification conferred in Bally's Certificate of Incorporation is a contract right and shall include the right to be paid by Bally the expenses incurred in defending any such proceeding in advance of its final disposition. Bally maintains insurance, at its expense, to protect itself and any director, officer, employee or agent of Bally against any such expense, liability or loss, whether or not Bally would have the power to indemnify such person against such expense, liability or loss under state law.

Bally has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, Bally to indemnify the officers and directors to the fullest extent permitted by law, and to advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Bally also indemnifies and advances all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements, and covers directors and officers under Bally's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in Bally's Certificate of Incorporation, they provide greater assurance to directors and officers that indemnification will be available because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or stockholders of Bally to eliminate the rights provided therein.

Item 16.   Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	Form of Purchase Agreement among the Company, the selling stockholders and the Underwriters.
**4.1	Specimen stock certificate (filed as an exhibit to Bally's Registration Statement on Form 8-A/A dated January 3, 1996, File No. 0-27478).
5.1	Opinion of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. (contained in opinion filed as Exhibit 5.1)
*24.1	Powers of Attorney for Bally (set forth on the signature page hereto).

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* Previously filed.

** Incorporated by reference.

Item 17.   Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 9, 2001.

BALLY TOTAL FITNESS HOLDING
CORPORATION

By: /s/ John W. Dwyer
_____

John W. Dwyer
Executive Vice President, Chief
Financial Officer and Treasurer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Lee S. Hillman and John W. Dwyer, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
* _____ Lee S. Hillman	Chairman of the Board of Directors, Chief Executive Officer, and President (Principal Executive Officer)	March 9, 2001
* _____ John W. Dwyer	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 9, 2001
* _____ Geoffrey M. Scheitlin	Vice President and Controller (Principal Accounting Officer)	March 9, 2001
* _____ Aubrey C. Lewis	Director	March 9, 2001
* _____ J. Kenneth Looloian	Director	March 9, 2001
* _____ James F. Mc Anally, M.D.	Director	March 9, 2001
* _____ Liza M. Walsh	Director	March 9, 2001

*By: /s/ John W. Dwyer
_____

John W. Dwyer
Attorney-in-fact

II-3

INDEX TO FINANCIAL STATEMENT SCHEDULES

All other schedules specified under Regulation S-X for Bally Total Fitness Holding Corporation are omitted because they are either not applicable or required under the instructions, or because the information required is already set forth in the consolidated financial statements or related notes thereto.

BALLY TOTAL FITNESS HOLDING CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2000, 1999 and 1998

Description	Balance at beginning of year	Charged to costs and expenses (a)	Charged to other accounts (b)	Deductions (c)	Balance at end of year
			(In thousands)		
2000:					
Allowance for doubtful receivables and cancellations	$126,038	$158,729	$178,347	$330,837	$132,277
1999:					
Allowance for doubtful receivables and cancellations	$106,301	$139,627	$152,696	$272,586	$126,038
1998:					
Allowance for doubtful receivables and cancellations	$ 80,531	$118,604	$134,590	$227,424	$106,301

Notes:

(a) Amounts are included as a component of the deferred revenue computation as set forth in the "Summary of significant accounting policies—Membership revenue recognition" note to the consolidated financial statements.

(b) Additions charged to accounts other than costs and expenses primarily consist of charges to revenues, principally for cancellations.

(c) Deductions include write-offs of uncollectible amounts, net of recoveries.

EXHIBIT INDEX

Exhibit		Page Number in Sequential Numbering System
1.1	Form of Purchase Agreement among the Company, the selling stockholders and the Underwriters.	
**4.1	Specimen stock certificate (filed as an exhibit to Bally's Registration Statement on Form 8-A/A dated January 3, 1996, File No. 0-27478).	
5.1	Opinion of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.	
23.1	Consent of Ernst & Young LLP.	
23.2	Consent of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. (contained in opinion filed as Exhibit 5.1)	
*24.1	Powers of Attorney for Bally (set forth on the signature page hereto).	

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* Previously filed.

** Incorporated by reference.